Exhibit 99.5

SUNTECH POWER HOLDINGS CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Suntech Power Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2010 and 2011, the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Suntech Power Holdings Co., Ltd. and subsidiaries as of December 31, 2010 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 27, 2012

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2011
	(In millions, except per share data.)
ASSETS
Current assets:
Cash and cash equivalents	$872.5	$492.4
Restricted cash	142.5	216.6
Inventories	558.2	516.5
Accounts receivable, net of allowance for doubtful accounts of $10.7 and $34.6 at December 31, 2010 and 2011, respectively	515.9	466.6
— Investee companies of GSF	10.4	19.5
— Others	505.5	447.1
Other receivables, net of allowance for doubtful accounts of $16.3 and $22.3 at December 31, 2010 and 2011, respectively	19.0	14.3
Value-added tax recoverable	92.4	90.8
Advances to suppliers	84.4	84.4
Other financial assets	15.4	37.4
Deferred tax assets, net	22.6	21.4
Amounts due from related parties	55.1	67.7
Other current assets	34.4	77.9
Total current assets	2,412.4	2,086.0
Property, plant and equipment, net	1,326.2	1,569.2
Intangible assets, net	156.0	23.0
Goodwill	278.0	—
Long-term investments	53.6	9.6
Investments in affiliates	545.9	454.2
Long-term prepayments	213.8	185.1
Long-term loans to a supplier	53.0	—
Long-term deferred expenses	32.4	24.2
Amounts due from related parties - non-current	94.1	67.6
Restricted cash - non-current	—	21.7
Deferred tax assets, net	—	49.6
Other non-current assets	51.7	47.1
TOTAL ASSETS	$5,217.1	$4,537.3

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	$1,400.8	$1,573.4
Accounts payable	457.0	555.3
Other payables	74.0	113.7
Payables in respect of purchase of property, plant and equipment	96.3	93.5
Advances from customers	31.4	12.8
Accrued payroll and welfare	34.4	30.7
Government grants	17.5	13.5
Amounts due to related parties	93.9	134.4
Income tax payable	66.7	—
Other financial liabilities	56.1	7.1
Other current liabilities	41.9	74.5
Total current liabilities	2,370.0	2,608.9
Long-term bank borrowings	163.3	133.3
Convertible notes	551.2	580.9
Accrued warranty costs	81.0	94.1
Deferred tax liabilities	15.6	—
Other long-term liabilities	155.8	167.3
Total liabilities	3,336.9	3,584.5
Equity:
Ordinary shares, par value $0.01, 500,000,000 shares authorized, 180,071,575 and 180,839,781 shares issued and outstanding at December 31, 2010 and 2011, respectively	1.8	1.8
Additional paid-in capital	1,134.8	1,148.0
Retained earnings (accumulated deficit)	653.6	(365.0)
Accumulated other comprehensive income	77.5	161.6
Total equity attributable to Suntech Power Holdings Co. Ltd.	1,867.7	946.4
Noncontrolling interests	12.5	6.4
Total Equity	1,880.2	952.8
TOTAL LIABILITIES AND EQUITY	$5,217.1	$4,537.3

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2009	2010	2011
	(In millions, except per share data.)
Net revenues:
PV modules	$1,606.3	$2,766.3	$3,014.0
— Investee companies of GSF	115.8	197.4	33.6
— Others	1,490.5	2,568.9	2,980.4
Others	87.0	135.6	132.6
Total net revenues	1,693.3	2,901.9	3,146.6
Cost of revenues:
PV modules	1,235.6	2,211.9	2,626. 2
Others	95.7	146.9	133.8
Total cost of revenues	1,331.3	2,358.8	2,760.0
Gross profit	362.0	543.1	386.6
Selling expenses	82.1	118.0	162.6
General and administrative expenses	76.9	133.1	248.8
Research and development expenses	29.0	40.2	38.6
MEMC settlement charges	—	—	120.0
Impairment of goodwill	—	—	281.5
Impairment of long-lived assets and indefinite lived intangible assets	—	54.6	180.3
Total operating expenses	188.0	345.9	1,031.8
Income (loss) from operations	174.0	197.2	(645.2)
Interest expense	(103.3)	(99.5)	(143.3)
Interest income	9.6	7.6	7.4
Foreign currency exchange gain (loss), net	8.6	(46.7)	(38.2)
Other income (expense), net	2.6	(47.7)	(133.1)
Income (loss) before income taxes and equity in net earnings (loss) of affiliates	91.5	10.9	(952.4)
Equity in net earnings (loss) of affiliates	(3.3)	250.8	(98.7)
Income (loss) from continuing operations before tax	88.2	261.7	(1,051.1)
Tax (expense) benefit	(2.5)	(23.8)	47.2
Income (loss) from continuing operations, net of tax	85.7	237.9	(1,003.9)
Loss from discontinued operations, net of tax	—	—	(14.1)
Net income (loss)	85.7	237.9	(1,018.0)
Less: Net income attributable to the noncontrolling interest	(0.1)	(1.0)	(0.6)
Net income (loss) attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	$85.6	$236.9	$(1,018.6)
Net income (loss) per ordinary share - Basic:
Continuing operations	$0.50	$1.32	$(5.56)
Discontinued operations	$—	$—	$(0.08)
Net income (loss)	$0.50	$1.32	$(5.64)
Net income (loss) per ordinary share - Diluted:
Continuing operations	$0.50	$1.30	$(5.56)
Discontinued operations	$—	$—	$(0.08)
Net income (loss)	$0.50	$1.30	$(5.64)
Weighted average number of shares used in computation:
Basic	169.7	179.6	180.5
Diluted	172.5	181.6	180.5

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Ordinary Shares		Additional Paid-in	Retained	Other Comprehensive	Total STP Stockholders’	Non-controlling	Total
	Number	$	Capital	Earnings	Income	Equity	Interest	Equity
	(In millions)
Balance at January 1, 2009	155.9	$1.56	$829.8	$331.1	$63.4	$1,225.9	$8.5	$1,234.4
Comprehensive income
Net income	—	—	—	85.6	—	85.6	0.1	85.7
Foreign currency translation adjustments and others	—	—	—	—	(3.3)	(3.3)	—	(3.3)
Net realized gain under cash flow hedge	—	—	—	—	4.8	4.8	—	4.8
Total comprehensive income						87.1	0.1	87.2
New issuance of ADS	23.0	0.23	276.9	—	—	277.1	—	277.1
Exercise of stock options and restricted shares	0.3	0.01	1.4	—	—	1.4	—	1.4
Share based compensation	—	—	6.6	—	—	6.6	—	6.6
Noncontolling interest acquisition and capital injection	—	—	—	—	—	—	6.1	6.1
Balance at December 31, 2009	179.2	$1.80	$1,114.7	$416.7	$64.9	$1,598.1	$14.7	$1,612.8
Comprehensive income
Net income	—	—	—	236.9	—	236.9	1.0	237.9
Foreign currency translation adjustments and others	—	—	—	—	31.6	31.6	(0.4)	31.2
Net realized loss under cash flow hedge	—	—	—	—	(19.0)	(19.0)	—	(19.0)
Total comprehensive income						249.5	0.6	250.1
Exercise of stock options and restricted shares	0.8	—	0.8	—	—	0.8	—	0.8
Share based compensation	—	—	14.9	—	—	14.9	—	14.9
Dividend paid to NCI	—	—	—	—	—	—	(0.5)	(0.5)
Noncontrolling interest acquisition and capital injection	—	—	4.4	—	—	4.4	(2.3)	2.1
Balance at December 31, 2010	180.0	$1.80	$1,134.8	$653.6	$77.5	$1,867.7	$12.5	$1,880.2
Comprehensive loss
Net loss				(1,018.6)		(1,018.6)	0.6	(1,018.0)
Foreign currency translation adjustments and others	—	—	—	—	33.9	33.9	0.3	34.2
Net realized gain under cash flow hedge	—	—	—	—	50.3	50.3	—	50.3
Total comprehensive loss						(934.4)	0.9	(933.5)
Exercise of stock options and restricted shares	0.8	—	2.2	—	—	2.2	—	2.2
Share based compensation	—	—	12.5	—	—	12.5	—	12.5
Dividend paid to NCI	—	—	—	—	—	—	(1.1)	(1.1)
Disposal of subsidiaries	—	—	—	—	—	—	(3.8)	(3.8)
Noncontrolling interest acquisition	—	—	(1.5)	—	(0.1)	(1.6)	(2.1)	(3.7)
Balance at December 31, 2011	180.8	$1.80	$1,148.0	$(365.0)	$161.6	$946.4	$6.4	$952.8

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2010	2011
	(In millions)

Operating activities:
Net income (loss)	$85.7	$237.9	$(1,018.0)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	6.6	14.9	12.5
Depreciation and amortization	66.4	84.9	141.6
Amortization of debt discount	47.5	31.9	33.5
Deferred income tax benefit	(6.0)	(40.4)	(72.9)
Provision for doubtful accounts	(0.1)	18.5	55.3
Provision for inventories	59.1	28.9	37.0
Provision for purchase commitments	3.1	(9.8)	11.9
Impairment provision for long-term investments	—	—	45.0
Write-off of unamortized warrants cost for MEMC	—	—	91.9
Impairment of long-lived assets and indefinite lived intangible assets	—	63.0	180.3
Impairment of goodwill	—	—	281.5
Gain on convertible notes repurchase	(9.5)	—	—
Amortization of long-term prepayments	13.3	13.3	13.3
Loss from discontinued operations	—	—	14.1
Equity in net loss (earnings) of affiliates	3.3	(250.8)	98.7
Loss on financial derivatives, net	8.0	49.8	93.0
Others	1.6	2.3	1.2
Changes in operating assets and liabilities:
Inventories	(104.4)	(274.8)	2.6
Accounts receivable	(171.6)	(137.4)	21.1
Other receivables	3.9	0.7	(6.6)
Amounts due from related parties	77.1	94.6	(18.7)
Advances to suppliers	(6.6)	(32.5)	(0.4)
Value-added tax recoverable	34.5	(48.4)	1.5
Other current assets	(0.9)	(27.6)	(45.9)
Interest free loans to suppliers	16.7	—	53.0
Long-term prepayments	19.0	(33.6)	(66.6)
Other non-current assets	(6.3)	(6.0)	(7.2)
Accounts payable	146.3	178.3	101.2
Other payables	0.2	16.0	45.9
Advances from customers	5.4	23.0	(18.6)
Accrued payroll and welfare	4.7	19.1	(3.7)
Income tax payable	(8.5)	47.1	(66.8)
Amounts due to related parties	(10.9)	(124.8)	49.0
Accrued warranty costs	13.7	25.8	13.3
Other long-term liabilities	1.6	6.1	20.3
Net cash provided by (used in) operating activities	292.9	(30.0)	93.3

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	(5.4)	(5.0)	—
Purchases of property, plant and equipment	(141.4)	(276.0)	(366.8)
Purchases of intangible assets	(1.2)	(0.2)	—
Net proceeds from redemption of investment securities	—	201.6	—
Net proceeds from sales of long-term investment	—	22.7	—
Purchase of investment securities	(200.0)	—	—
Government grants	6.1	8.1	9.1
Net proceeds from redemption of financial derivatives	(15.5)	(39.3)	(104.8)
Purchase of long-term equity investment	(31.5)	(144.7)	(16.8)
Decrease (increase) in restricted cash	(54.0)	(8.7)	(95.8)
Others	1.0	2.9	7.6
Net cash used in investing activities	(441.9)	(238.6)	(567.5)
Financing activities:
Gross proceeds from issuance of ordinary shares from secondary offering	287.5	—	—
Offering expense incurred	(10.4)	—	—
Proceeds from short-term bank borrowings	706.3	2,521.0	2,927.2
Repayment of short-term bank borrowings	(524.8)	(2,087.3)	(2,779.6)
Proceeds from long-term bank borrowings	135.3	271.7	202.4
Repayment of long-term bank borrowings	(22.7)	(235.7)	(206.4)
Proceeds from issuance of convertible notes	50.0	—	—
Payment of convertible notes repurchase	(159.6)	—	—
Payment of convertible notes redemption	—	(221.2)	—
Proceeds from sales and lease back transaction	21.0	70.7	—
Payments under financial leases	(3.7)	(18.9)	(42.7)
Others	0.5	2.7	1.2
Net cash provided by financing activities	479.4	303.0	102.1
Effect of exchange rate changes	(5.0)	4.9	(8.0)
Net increase (decrease) in cash and cash equivalents	325.4	39.3	(380.1)
Cash and cash equivalents at the beginning of the year	507.8	833.2	872.5
Cash and cash equivalents at the end of the year	$833.2	$872.5	$492.4
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$122.3	$98.9	$98.8
Income taxes paid	$17.1	$17.1	$85.4
Supplemental schedule of non-cash investing activities:
Liabilities for purchases of property, plant and equipment	$70.2	$96.3	$93.5
Other assumed liabilities related to acquisition of a subsidiary included in other liabilities	$9.0	$—	$—

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2009, 2010 and 2011

(In millions, except per share data.)

1.  ORGANIZATION AND PRINCIPAL ACTIVITIES

Suntech Power Holdings Co., Ltd. (“Suntech Power”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on August 8, 2005. On December 14, 2005, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States.

Suntech Power and its subsidiaries (collectively the “Company”) are principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products and also provide engineering, procurement and construction services to building solar power systems using its own solar modules for residential, commercial, and utility-scale power plant customers.

The following table sets forth information concerning Suntech Power’s major subsidiaries as of December 31, 2011:

	Date of	Date of	Place of	Percentage of
Subsidiary	Acquisition	Incorporation	Incorporation	Ownership

Power Solar System Co., Ltd.	N/A	June 23, 2000	BVI	100%
Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”)	N/A	January 22, 2001	PRC	100%
Luoyang Suntech Power Co., Ltd. (“Luoyang Suntech”)	N/A	October 16, 2005	PRC	91%
Suntech America, Inc. (“Suntech America”)	N/A	July 5, 2006	USA	100%
Suntech Power Japan Corporation (“Suntech Japan”), previously MSK Corporation	August 11, 2006	July 1, 1967	Japan	100%
Suntech Power Co., Ltd. (“Shanghai Suntech”)	N/A	November 28, 2006	PRC	100%
Suntech Energy Engineering Co., Ltd. (“SEE”)	N/A	July 4, 2007	PRC	100%
Suntech Power Investment Pte. Ltd. (“Suntech Singapore”)	N/A	October 8, 2007	Singapore	100%
Suntech Power International Ltd, Zurich (“Suntech Swiss”)	N/A	October 18, 2007	Switzerland	100%
Bright Path Holdings Limited (“Bright Path”)	N/A	August 8, 2008	BVI	100%
Kuttler Automation Systems (Suzhou) Co., Ltd.	April 2, 2008	January 21, 2002	PRC	100%
Yangzhou Suntech Power Co. Ltd. (“YZ Suntech”)	N/A	July 11, 2008	PRC	100%
Yangzhou Rietech Renewal Energy Company (“YZ Rietech”)	December 31, 2010	June 17, 2010	PRC	100%
Zhenjiang Rende New Energy Science Technology Co., Ltd. (“ZJ Rende”)	December 31, 2010	September 3, 2010	PRC	100%
Zhenjiang Rietech New Energy Science Technology Co., Ltd. (“ZJ Rietech”)	December 31, 2010	November 19, 2010	PRC	100%

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.  SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)                Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The Company experienced a net loss of $ 1,018.6 million in the year ended December 31, 2011 and had a working capital deficit (total consolidated current liabilities exceeded total consolidated current assets) of $522.9 million as of that date, which was mainly the result of financing its capital expenditures through short-term borrowings. In addition, since the second quarter of 2011, the Company started to experience some negative trends in its operation, including loss from operation, working capital deficiencies and certain adverse key financial ratios. These factors initially raised doubt as to the Company’s ability to continue as a going concern. However, the Company has developed and implemented liquidity plan including obtaining new credit facilities, utilizing available facilities to roll forward short-term borrowings, reorganizing debt structure by increasing trade financing with available facilities, obtaining extended payment term from related parties, and adopting strict control of operating activities and investing activities of the Company. Starting in the fourth quarter of 2011, the Company has started to cut down capital expenditure, operating expenditure and improving operating cash flow, and will continue to implement such cost-cutting initiatives in 2012. As of March 31, 2012, the Company had secured approximately $1.3 billion in credit facilities which can be utilized beyond December 31, 2012.  Based on the business forecast, secured facilities, and liquidity plan, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

(b)                Basis of consolidation

The consolidated financial statements include the financial statements of Suntech Power and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

(c)                Fair value measurement

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1:  Quoted prices in active markets that are accessible by the Company at the measurement date for identical assets and liabilities.

Level 2:  Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

Level 3:  Unobservable inputs are used when little or no market data is available.

Valuation techniques used to measure fair value maximize the use of observable inputs. As such, when available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss. See Note 3, “Fair Value of Financial Instruments”, for further details.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)                                                 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts and other receivables, lower of cost or market charges and other provisions for inventory and purchase commitments, accrued liabilities, valuation allowances for long-term prepayments and long-term loans to suppliers, forfeiture rates of stock options, useful lives of property, plant and equipment and finite-lived intangible assets, revenue recognition for system integration projects accounted for under the percentage of completion method, accruals for warranty costs, valuation allowances for deferred tax assets, valuation of derivative and other financial instruments, assumptions used to determine retirement obligations, assumptions used to measure other-than-temporary-impairment for investments in affiliates and long-term investments, and assumptions used to measure impairment of goodwill, intangible assets and long-lived assets.

(e)                                                Cash, cash equivalents and restricted cash

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash consists of cash on hand, money market funds and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less.

Restricted cash represents bank deposits pledged for short-term bank borrowings, bank deposits for securing letter of credit facilities, for issuance of bank acceptance notes and trade accepatance notes, and amounts held by counterparties under forward contracts, which are not available for general use.

(f)                                                  Derivatives financial instruments and hedge accounting

The Company’s risk management strategy includes the use of derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. The Company uses foreign currency forward exchange contracts to hedge the exposure to foreign currency risk, primarily the Euro and Renminbi (“RMB”). The purpose of the Company’s foreign currency derivative activities is to protect the Company from the risk that the United States Dollar (“US dollar”) net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. The Company uses foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next two years.

The Company recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. The Company does not offset the carrying amounts of derivatives with the same counterparty. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.

The Company qualified for foreign currency cash flow hedge accounting with respect to certain foreign-currency forward exchange contracts that the Company entered into to hedge, for accounting purposes, changes in the cash flow of forecasted foreign currency denominated sales transactions attributable to changes in foreign

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

currency exchange rate. When hedging relationships are highly effective, the effective portion of the gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. In the event that the underlying hedge transaction will not occur within the specified time period, the gain or loss on the related cash flow hedge is immediately released from accumulated other comprehensive income and included in the consolidated income statements. The effectiveness of designated hedging relationships is tested and documented on at least a quarterly basis. Gains or losses on those foreign currency forward exchange contracts which do not qualify for hedge accounting are recognized in other income in the consolidated statements of operations.

As of December 31, 2010 and 2011, the Company had outstanding foreign currency forward exchange contracts with notional amounts of $2,177.4 million and $857.5 million, respectively. The notional amounts of derivative instruments designated as cash flow hedges was $628.2 million and $401.8 million as of December 31, 2010 and 2011, respectively.

The net unrealized gain (loss) from the change in the fair value on the effective portion of derivative cash flow hedges, which is recorded in accumulated other comprehensive income, net of tax, was $4.8 million, ($19.0) million and $50.3 million, for the years ended December 31, 2009, 2010 and 2011, respectively. The loss from the change in the fair value on the ineffective portion of derivative cash flow hedges, which is recorded in other income (expense), net of tax, was $8.0 million, $49.8 million and $93.0 million, for the years ended December 31, 2009, 2010 and 2011, respectively.

(g)                                                Advances to suppliers and long-term prepayments to suppliers

In order to secure a stable supply of silicon materials, the Company makes prepayments to certain suppliers for written purchase orders on contracts. The Company has the right to inspect products prior to acceptance under a portion of these arrangements. The Company can also terminate the arrangements and request refund of these prepayments with interest and/or penalty in the event of suppliers delay or failure to deliver. Advances to suppliers for purchases expected within 12 months as of each balance sheet date are recorded in advances to suppliers. Future balances are recorded in long-term prepayments. As of December 31, 2010 and 2011, advances to suppliers were $84.4 million and $84.4 million, respectively, and long-term prepayments were $213.8 million and $185.1 million, respectively. The Company does not receive collateral for most of the prepayments. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. As of December 31, 2010 and 2011, prepayments made to individual suppliers in excess of 10% of total advances and long-term prepayments are as follows:

	At December 31,
	2010	2011
Supplier A	$73. 3	$94.5
Supplier B	$18.4	$59.5

(h)                                                Inventories

Inventories are stated at the lower of cost or market. Cost comprises direct materials and, where applicable, direct labor costs and overhead incurred in bringing inventories to their present location and condition. Raw

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

materials are stated at weighted-average cost. Work-in-process and finished goods are stated at standard costs as adjusted for variances, which approximates actual cost determined on a weighted-average basis. The Company evaluates the recoverability of its inventories based on assumptions about expected demand and market conditions. The Company’s assumption of expected demand is developed based on its analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. The Company’s assumption of expected demand is compared to available inventory, production capacity, available third-party inventory, and growth plans. The Company’s factory production plans, which drive materials requirement planning, are established based on its assumptions of expected demand. The Company responds to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected valuation assumptions as necessary. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives. Other market conditions that could impact the realizable value of the Company’s inventories and are periodically evaluated by management include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability, and other factors. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. In addition, the Company also considers factors like historic usage, product obsolescence and product merchantability.

On occasion, the Company enters into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for nonperformance that is sufficiently large to make performance probable. This disincentive is generally in the form of a “take or pay” provision which requires the Company to pay for committed volumes regardless of whether the Company actually acquires the materials. The Company evaluates these agreements and records a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory.

(i)                                                   Investments

Investments in debt and marketable equity securities, including warrants and certain structured deposits, are classified as trading, available-for-sale, or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in income. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in other comprehensive income. Investments classified as held-to-maturity are reported at amortized cost. The cost of investments sold is determined by specific identification.

The Company routinely reviews available-for-sale and held-to-maturity securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value.

Affiliated companies, in which the Company has significant influence, but not control, are accounted for under the equity method of accounting. Equity method adjustments include the Company’s proportionate share of investee income or loss, gains or losses resulting from investee capital transactions, adjustments to recognize certain differences between the Company’s carrying value and the Company’s equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Company records investments under the cost method when they do not qualify for the equity method. Gain or losses are realized when such investments are sold.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments are evaluated for impairment at the end of each period. Unrealized losses are recorded in other expenses when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. The Company recorded impairment charges on its investments of nil, $82.3 million and $93.0 million for the years ended December 31, 2009, 2010 and 2011, respectively. Of these impairment charges, nil, $82.3 million, and $48.0 million have been recorded in equity in net earnings (loss) of affiliates, respectively, and nil, nil, and $45 million have been recorded in other income (expense), net, respectively, in the consolidated statements of operations.

(j)                                                   Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Land	Indefinite
Buildings	20-27 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Plant and machinery	5-10 years
Furniture, fixtures and equipment	4-15 years
Motor vehicles	4-6 years

Costs incurred in constructing new facilities, including capitalized interest and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion, at which time depreciation commences.

(k)                                               Intangible assets

Intangible assets primarily represent technical know-how, trade names, patents and technology, customer relationships and non-compete agreements. Intangible assets are recorded at fair value at the time of acquisition less accumulated amortization, if applicable. Amortization is recorded according to the following table on a straight-line basis for all intangible assets except customer relationships, which are amortized on an accelerated basis, and trade names, which are not amortized:

Technical know-how	10 years
Trade names	Indefinite
Patents and technology	10-25 years
Customer relationships	2-13 years
Non-compete agreements	3 years

The Company performs a quarterly review of intangible assets to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. The Company recorded impairment charges of nil, nil and $125.7 million for the years ended December 31, 2009, 2010 and 2011, respectively. See Note 8, “Intangible assets, net”, for additional discussion on the impairment of intangible assets.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(l)                                                  Goodwill

Goodwill represents the excess of total consideration over the fair value of the identifiable assets less liabilities acquired in a business combination. Goodwill is reviewed at least annually for impairment, or earlier if there is indication of impairment. The goodwill impairment test involves a two-step approach. Under the first step, the Company determines the fair value of its reporting unit(s). The fair value of the reporting unit is compared with its carrying value, including goodwill. If the estimated fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, goodwill is considered potentially impaired and the second step is completed in order to measure the impairment loss, if any. In the second step, the Company assigns the fair value of the reporting unit calculated in step one to all of the assets and liabilities of that reporting unit, as if a market participant had acquired the reporting unit in a business combination. The excess of the fair value of the reporting unit determined in the first step of the impairment test over the total amount assigned to the assets and liabilities in the second step of the impairment test represents the implied fair value of goodwill. If the carrying value of a reporting unit’s goodwill exceeds the implied fair value of goodwill, an impairment loss equal to the difference is recorded. The Company recorded goodwill impairment charges of nil, nil and $281.5 million for the years ended December 31, 2009, 2010 and 2011, respectively.  See Note 9 “Goodwill”, for additional discussion on the impairment of goodwill.

(m)                                             Impairment of long-lived assets

The Company evaluates its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. When these events occur, the Company compares the asset group’s carrying value to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the fair value of the assets. The Company recorded impairment charges of nil, $54.6 million and $54.6 million for the years ended December 31, 2009, 2010 and 2011, respectively. See Note 7, “Property, plant and equipment, net”,  for additional discussion on the impairment of long-lived assets.

(n)                                                Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities or the expected timing of their use when they do not relate to a specific asset or liability.

(o)                                                 Revenue recognition

The Company currently derives revenues from two sources: (1) Sales of PV modules (including BIPV products), and (2) other revenues, which includes sales of PV cells, others products and services, primarily PV

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

system integration, silicon wafers, and equipment for printed circuit boards, which are used in PV cell manufacturing.

The Company recognizes revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred, title and risk of loss have transferred to the customer, the sales price is fixed or determinable, and collectability of the receivable is reasonably assured. The Company recently began offering extended payment terms to some of its customers, which, in certain instances, requires the Company to defer revenue recognition as it does not have a history of collecting under similar extended payment terms.  In such instances, revenue is recognized when collectability is reasonably assured, which is normally when the payment becomes due.

The Company recognizes revenue from service contracts upon completion of all services in view of the short-term nature of such contracts. Such contracts were insignificant for all years presented.

Sales of PV cells and modules are recorded when the products are delivered and title has passed to the customers. A majority of the Company’s sales to PRC customers and new overseas customers require the customers to prepay before delivery occurs. Such prepayments are recorded in advances from customers until delivery occurs.

The Company recognizes revenue using the percentage of completion method for systems integration projects for which the Company provides engineering, procurement and constructions (“EPC”) services under an EPC contract when the contract price is fixed or determinable and over $1.5 million or the project performance cycle will be longer than six months. The Company uses this method because it considers costs incurred to be the best available measure of progress on these contracts. The Company makes estimates of the costs to complete a contract and recognizes revenue based on the estimated progress to completion. The Company periodically revises its profit estimates based on changes in facts, and immediately recognizes any losses that are identified on contracts. Incurred costs include all direct material, labor, subcontractor cost, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. The Company recognizes job material costs as incurred costs when the job materials have been installed. The Company considers job materials to be installed materials when they are permanently attached or fitted to the solar power systems as required by the engineering design. Under the percentage of completion method, costs and recognized and unbilled income are recorded as current assets and included in other current assets.  On the other hand, billings in excess of costs and recognized income are recorded as current liabilities and included in other current liabilities.

When the percentage-of-completion method is not appropriate or does not meet the aforementioned thresholds, the Company recognizes revenue for system integration and automation machinery at the time the project is completed, assuming all other revenue recognition criteria have been met. Contract completion terms are typically within one year.

(p)                                                 Buy/sell arrangements

The Company has buy/sell arrangements with certain raw material vendors wherein the Company sells finished goods, comprised of either solar cells or solar modules, in exchange for raw materials, typically silicon wafers. These arrangements are made with counterparties in the same line of business as the Company and are executed as a means of securing a consistent supply of raw materials. The transactions are recorded in revenues and cost of revenues at fair value on a gross basis.

During the years ended December 31, 2009, 2010 and 2011, the Company purchased $32.5 million, $5.1 million and $66.9 million of raw materials and sold $35.5 million, $5.6 million and $24.0 million of finished goods under these buy/sell arrangements, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(q)                                                Cost of revenue

Cost of revenue includes production related direct costs, depreciation and amortization, indirect costs, inventory obsolescence, lower of cost or market charges and, for the year ended December 31, 2011, the write-off of unamortized cost of warrants granted to MEMC following the termination of the 10-year long-term supply agreement.

(r)                                                Shipping and handling costs

Payments received from customers from shipping and handling costs are included in net revenues. In order to facilitate comparison between Suntech and its peers, since the second quarter of 2011, Suntech has classified shipping and handling costs as selling expenses. Previously, shipping and handling costs were included in cost of revenues. Such costs for the years ended December 31, 2009 and 2010 have been reclassified to conform to the current year presentation.  Shipping and handling costs relatied to solar module sales of $23.2 million, $39.3 million and $61.7 million are included in selling expenses for the years ended December 31, 2009, 2010 and 2011, respectively.

(s)                                                Warranty cost

The Company’s standard PV modules were typically sold with a five-year warranty for defects in materials and workmanship. Since April 2011, the Company extended the warranty period in relation to defects in materials and workmanship from five years to ten years. The Company’s PV modules also contain a 5, 12, 18 and 25-year standard warranty against declines of more than 5.0%, 10.0%, 15.0% and 20.0% of initial power generation capacity, respectively. Suntech Japan’s standard PV modules sold in Japan are typically sold with a 10-year warranty for defects in materials and workmanship and a 25-year warranty against declines of more than 10.0% of initial peak power. The warranty periods of Suntech Japan’s BIPV products vary depending on the nature and specification of each BIPV product. Additionally, a few of the customers have requested post-sales obligations. These obligations have primarily consisted of (i) guaranteeing minimum system output for a certain period of time, normally less than five years, which requires the Company to compensate the customer for losses if the system output is lower than the minimum requirement; and (ii) providing certain post-sales system quality warranty for a certain period of time, normally less than five years. The Company accrues warranty costs when recognizing revenue and recognizes such costs as a component of selling expense. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel. Due to its limited solar module manufacturing history, the Company does not have a significant history of warranty claims. Based on its best estimates of both future costs and the probability of incurring warranty claims, the Company accrues for product warranties at 1% of solar module sales. The Company derives its estimates from a number of factors, including (1) an analysis of actual historical costs incurred in connection with its warranty claims, (2) an assessment of competitors’ accrual and claim history and (3) changes in the market price of products required to be incurred to provide the warranty service, (i.e. the PV products) and (4) results from academic research, including industry-standard accelerated testing, and other assumptions that the Company believes to be reasonable under the circumstances. The Company’s revision to its warranty policy in June 2011 did not have a material effect on its warranty accrual rate. The Company acknowledges that such estimates are subjective and will continue to analyze its claim history, the performance of its products compared to its competitors, PV products price trend and academic research results to determine whether the accrual is adequate. Should the Company begin to experience warranty claims different from its accrual rate, the Company will prospectively revise the warranty accrual rate.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(t)                                                  Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded at the present value of minimum lease payments or the fair value of the asset, whichever is less. Assets under capital leases are amortized on a basis consistent with that of similar fixed assets or the lease term, whichever is less. Operating lease costs are recognized on a straight-line basis over the lease term.

(u)                                            Foreign currency translation and comprehensive income (loss)

The US dollar, the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at exchange rates at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at exchange rates on the transaction date. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as the RMB, Euro (“EUR”) and Japanese Yen (“JPY”), which are their respective functional and reporting currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses and gains and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of changes in equity and comprehensive income (loss).

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to $312.8 million and $367.8 million as of December 31, 2010 and 2011, respectively.

Total comprehensive income (loss) is comprised of net income and fluctuations of other comprehensive income, including foreign exchange translation adjustments and the change in the fair value on the effective portion of derivative cash flow hedges, and amounted to $87.1 million, $249.5 million and ($934.4) million for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31 2010 and 2011, balances for the components of accumulated other comprehensive income were as follows (in millions):

	At December 31,
	2010	2011
Foreign currency translation gains	$96.7	$130.3
Net realized (loss) gain under cash flow hedge	(19.0)	31.3
Other	(0.2)	—
Accumulated other comprehensive income	$77.5	$161.6

(v)  Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, advances to suppliers, amounts due from related parties, long-term loans to suppliers and long-term prepayments. All of the Company’s cash and cash equivalents are held with financial institutions that the Company believes to be of high credit quality. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivable and factors surrounding the credit risk of specific customers. With respect to advances to suppliers and amounts due from related parties who are also mainly suppliers of the Company, such suppliers are primarily suppliers of silicon

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

wafers raw materials. The Company performs ongoing credit evaluations of these suppliers’ financial conditions. The Company generally does not require collateral or other security against such suppliers; however, it maintains a reserve for potential credit losses. Such losses have historically been within management’s expectations.

(w)                                               Share-based compensation

The Company recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award. The estimated compensation cost is recognized ratably over the period the grantee is required to provide services per the conditions of the award. See Note 20, “Share Options and Restricted Shares”, for further details.

(x)                                                Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

(y)                                                 Per share data

Basic net income (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and warrants. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on earnings per share and, accordingly, are excluded from the calculation. The shares that would be issued upon the conversion of the Company’s 0.25% Convertible Senior Notes due in 2012, 3.0% Convertible Senior Notes due in 2013 and 5.0% Convertible Loan due in 2016 are included in the calculation of diluted earnings per share using the if-converted method if their inclusion is dilutive to earnings per share. See Note 14, “Convertible Notes”, for further details.

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Year Ended December 31,
	2009	2010	2011
	(In millions, except for per share data.)
Income (loss) available to ordinary shareholders	$85.6	$236.9	$(1,018.6)
Weighted average number of ordinary shares for the calculation of basic income per share	169.7	179.6	180.5
Effect of dilutive potential ordinary shares:
Share options and warrants	2.8	2.0	—
Weighted average number of ordinary shares for the calculation of diluted income per share	172.5	181.6	180.5
Basic income (loss) per share	$0.50	$1.32	$(5.64)
Diluted income (loss) per share	$0.50	$1.30	$(5.64)

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The shares that would be issued upon the conversion of the Company’s 0.25% Convertible Senior Notes due in 2012, the Company’s 3.0% Convertible Senior Notes due in 2013 and the Company’s 5.0% Convertible Loan due in 2016 are excluded from the calculation of diluted net income per share for the years ended December 31, 2009 and 2010 since the interest expense per share of these convertible instruments exceeds basic earnings per share and, therefore, they are anti-dilutive to income per share. For the year ended December 31, 2011, the shares that would be issued upon the conversion of these notes are excluded from the calculation of per share data, since they are anti-dilutive when the Company had a net loss during the year.

For the years ended December 31, 2009, 2010 and 2011, the following securities were excluded from the computation of diluted income (loss) per share as their inclusion would have been anti-dilutive (in millions):

	Year Ended December 31,
	2009	2010	2011
0.25% Convertible Senior Notes due in 2012	5.5	0.6	0.1
3.0% Convertible Senior Notes due in 2013	14.0	14.0	14.0
5.0% Convertible Loan due in 2016	0.4	1.3	2.2
Non-vested restricted shares	—	—	3.8
Share options	—	—	3.4
Total potentially dilutive securities	19.9	15.9	23.5

(z)                                             Recently issued accounting pronouncements

In April 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU amends current fair value measurement and disclosure guidance to include increased transparency around valuation input and investment categorization. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption prohibited. The Company does not believe that the adoption of ASU 2011-04 will have an impact on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income . ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This guidance, which is to be applied retrospectively, is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 deferred the effective date of the specific requirement in ASU 2011-05 to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

income. The Company does not believe that the adoption of these ASUs will have a material effect on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities, which requires companies to disclose information about financial instruments that have been offset and related arrangements to enable users of their financial statements to understand the effect of those arrangements on their financial position. Companies will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The Company is evaluating the effect the adoption of ASU 2011-11 will have on its consolidated financial statements.

3.                  FAIR VALUE OF FINANCIAL INSTRUMENTS

Recurring Change in Fair Value

The following table displays assets and liabilities measured on the Company’s consolidated balance sheets at fair value on a recurring basis subsequent to initial recognition:

	At December 31, 2011
Assets (Liabilities) in millions	Total	Level 1	Level 2	Level 3
Available-for-sale investments	$1.3	$1.3	$—	$—
Cross currency forward exchange contracts — recorded as other financial assets	37.4	37.1	0.3	—
Cross currency forward exchange contracts — recorded as other financial liabilities	(7.1)	(1.1)	(6.0)	—
	$31.6	$37.3	$(5.7)	$—

	At December 31, 2010
Assets (Liabilities) in millions	Total	Level 1	Level 2	Level 3
Available-for-sale investments	$6.1	$6.1	$—	$—
Cross currency forward exchange contracts — recorded as other financial assets	15.4	13.4	2.0	—
Cross currency forward exchange contracts — recorded as other financial liabilities	(56.1)	(36.6)	(19.5)	—
	$(34.6)	$(17.1)	$(17.5)	$—

The available for sale investment is recorded in long-term investments and currency forward contracts are recorded in other financial assets and other financial liabilities in the consolidated balance sheets as of December 31, 2010 and 2011. See Note 11, “Long-Term Investments,” and Note 16, “Other Financial Assets/Liabilities,” for further details.

Nonrecurring Change in Fair Value

The following table displays assets and liabilities measured at fair value on a non-recurring basis; that is, the instrument is not measured at fair value on an ongoing basis but is subject to fair value adjustments in certain circumstances (for example, when the Company recognizes an impairment charge).

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table displays assets measured on the Company’s consolidated balance sheet at fair value on a non-recurring basis:

	Year ended December 31, 2011
					Total
Assets in Millions	Total	Level 1	Level 2	Level 3	(Losses)
Investment in affiliates:
— Shunda	$—	—	—	$—	$(48.0)
Long-Term Investments
— Nitol	—	—	—	—	(40.0)
Property, Plant and Equipment:
— Idle equipement and facility	4.0	—	—	4.0	(54.6)
Intangible Assets:
— MSK technology and Trade Mark	—	—	—	—	(125.7)
	$4.0	—	—	$4.0	$(268.3)

Goodwill was fully impaired in 2011 and please refer to Note 9, “Goodwill” for further details.

	Year ended December 31, 2010
					Total
Assets in Millions	Total	Level 1	Level 2	Level 3	(Losses)
Investment in affiliates:
— Shunda	$43.8	—	—	$43.8	$(82.3)
Property, Plant and Equipment:
— Shanghai thin-film production line	5.4	—	—	5.4	(54.6)
Intangible Assets:
— Kuttler patents and technology	—	—	—	—	(5.2)
Other non-current assets	1.3	—	—	1.3	(3.2)
	$50.5	—	—	$50.5	$(145.3)

In 2011, there were other-than-temporary impairments of (1) $88.0 million charged against one of the Company’s investment in affiliates accounted for under the equity method and one of the Company’s long term investments accounted for under the cost method, (2) $54.6 million related to its abandoned thin-film production line under construction, research and development center and other equipment, and (3) $125.7 million related to its abandoned patent and technology in Suntech Japan. See Note 7, “Property, Plant and Equipment”, Note 8, “Intangible Assets, net”, Note 10, “Investment in affiliates”, and Note 11, “Long-term Investments” for further details.

Valuation Classification

The following is a description of the fair value techniques used for instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy described in Note 2.

Available-for-Sale Investments — Investments in available for sale securities consist of equity shares of a NASDAQ listed company. The fair value is measured using the closing stock price from the exchange market as of the measurement date. It is classified as Level 1 valuation.

Derivatives — These are primarily plain-vanilla foreign currency forward contracts and foreign currency forward contracts with structure features, like knock-out rights, typically short-term in nature. Fair values are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measured using quotes in active markets for identical assets when available, and are classified as Level 1. If quoted prices in active markets for identical assets are not available, the Company uses quotes obtained from professional pricing sources. The Company performs internal validation procedures on quotes from pricing sources using valuation techniques commonly used in the industry, and also considers the credit ratings of respective counterparties in determining the impact of risk of defaults on the valuation of derivative assets. The pricing models used by the Company take into account the contract terms as well as multiple inputs where applicable, such as interest rate yield curves, option volatility and currency rates. These fair value measurements are classified as Level 2, if these financial instruments fair values are based on inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities, or Level 3, if these financial instruments fair values are based on inputs that are unobservable and significant to the overall fair value measurement. During the year ended December 31, 2010 and 2011, there was no transfer among the levels.

Other Long-term Investment and Investment in Affiliates — The fair value is estimated using a discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by the investee, degree of liquidity in the current credit markets and discount rate. Due to the lack of observable inputs, active markets or transparency to the underlying assets, the Company may rely on qualitative factors to estimate the fair values of the investments, including general macro-economic information and other data supplied by the investee. This fair value measurement is classified as Level 3.

The Company is also required to disclose the fair value of financial instruments that are not carried at fair value on the consolidated balance sheet.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2010 and 2011 was $551.6 million and $584.7 million, respectively. The estimated fair value of those debts, based on the market transaction information, was $558.2 million and $278.1 million, as of December 31, 2010 and 2011, respectively.

As of December 31, 2011, the carrying value of the Company’s cash and cash equivalents and restricted cash approximated their fair value and consist primarily of money market funds and bank deposits. The carrying value of short-term financial instruments, including short-term investments, accounts receivable and payable, income taxes payable, and short-term borrowings, approximates fair value because of the short-term maturity period. Long-term bank borrowings approximate their fair value since contracts were recently entered into or the embedded interest rates are normally adjusted to the market interest rates pursuant to the long-term bank borrowing agreements.

4.                  BUSINESS ACQUISITIONS

In May 2008, the Company acquired an 18.0% equity interest in Glory Silicon Technology Investments (Hong Kong) Limited (BVI) (“Glory”) for total cash consideration of $21.4 million. The Company accounted for this investment using the equity method of accounting due to the fact that the Company has significant influence on Glory’s operations. Since May 31, 2010, Glory was under reorganization to split its China mainland operation among its shareholders. Such split was been substantially complete as of December 31, 2010. As part of this reorganization, effective June 1, 2010, certain of Glory’s assets and liabilities were injected into a newly incorporated domestic Chinese entity, Rietech New Energy Investment Co., Ltd. (“ZJ Rietech”), which was co-owned by Suntech and two investors. From June through December 2010, the assets and liabilities injected into ZJ Rietech, or ZJ Rietech assets, were under joint control of the Company and two other investors and were legally isolated from the founder of Glory. In addition, the Company was contractually only entitled to the earnings or losses associated with the ZJ Rietech assets during this period based on the Company’s ownership interest in such

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets. Therefore, the Company applied the equity method of accounting to the earnings to which it was entitled, as opposed to its direct ownership interest in Glory during this period. In December 2010, to shift from a pure-play cell and module manufacturer to a more vertically integrated producer of wafers, cells and modules, the Company acquired the equity interests that the two investors had in ZJ Rietech, Yangzhou Rietech Renewal Energy Company (“YZ Rietech”), Zhenjiang Rende New Energy Science Technology Co., Ltd. (“ZJ Rende”) and other non-operating entities. This acquisition of interests was accounted for as a business combination. In conjunction with the acquisition, the Company recognized a $50.3 million gain on consolidation which is equivalent to the difference between the fair value of the equity investment previously held and its carrying value and recorded the amount in equity in net earnings (loss) of affiliates in the consolidated income statements

Purchase Price Consideration

The Company paid a total consideration of $409.4 million, which consisted of $123.4 million cash out, $165.6 million settlement of certain assets and liabilities, and $120.4 million of equity investments previously held. The Company allocated the purchase price of the acquired assets and liabilities based on their estimated fair values at the acquisition date, which is summarized in the following table (in millions):

Cash	$123.0
Restricted cash	8.9
Receivables and other current assets	11.4
Inventory	34.6
Property, plant and equipment	378.1
Other non current assets	5.6
Total tangible assets acquired	561. 6
Payables and other liabilities	(213.2)
Bank borrowings	(156.0)
Deferred tax liabilities	(3.8)
Total liabilities assumed	(373.0)
Net tangible assets acquired	188.6
Customer relationship	5.5
Order backlog	5.9
Total intangible assets acquired	11.4
Investment in an affiliate	24.0
Goodwill	185.4
Total purchase consideration	$409.4

The Company recognized the acquired intangible assets — customer relationship order backlog, and the fair values of the intangible assets were calculated using the income approach. The customer relationship was valued as $5.5 million, and will be fully amortized in 2.5 years from 2011 forward. The order backlog was valued as $5.9 million, and has been fully amortized in 2011.

Goodwill, which represents the excess of the purchase price over the fair value of net tangible and identified intangible assets acquired, is not being amortized but is reviewed annually for impairment, or more frequently if impairment indicators arise. The goodwill mainly reflected the competitive advantages the Company expected to realize from Rietech’s standing in the wafer industry. The goodwill is not tax deductible.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Rietech’s results of operations have been included in the Company’s consolidated financial statements subsequent to the date of acquisition. The financial information in the table below summarizes the results of operations of the Company and Rietech, on a pro forma basis, as though the companies have been combined as of the beginning of each of the years presented:

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2010
	(unaudited)	(unaudited)
Pro forma revenue	1,739.3	2,965.3
Pro forma net income	94.6	258.4
Pro forma profit attributable to holders of common shares	94.5	257.4
Pro forma earnings per share:
Basic	0.56	1.43
Diluted	0.55	1.42
Weighted average number of shares used in computation:
Basic	169.7	179.6
Diluted	172.5	181.6

The unaudited, proforma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of each of the periods presented.

5.                  INVENTORIES

Inventories consist of the following:

	At December 31,
	2010	2011
Raw materials	$220.9	$138.4
Work-in-process	8.0	5.4
Finished goods	329.3	372.7
	$558.2	$516.5

The Company recorded lower of cost or market provisions for inventories of $59.1 million, $28.9 million, and $37.0 million during the years ended December 31, 2009, 2010 and 2011, respectively. The Company recorded a  $3.1 million, ($9.8) million and $11.9 million provision for purchase commitments during the years ended December 31, 2009, 2010 and 2011, respectively, in the consolidated statements of operations.  The accrued provision is recorded in other current liabilities and amounted to $0.3 million and $12.3 millioin as of December 31, 2010 and 2011, respectively.

6.                  ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Accounts receivables are recognized and carried at the original invoice amount less allowance for any doubtful accounts. The Company establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers. The Company made provisions for doubtful accounts in the aggregate amount of negative $0.1 million, $18.5 million (including a $8.0 million provision for prepayment made to Shunda, which is related party), and $55.3 million (including a $21.1 million

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provision for prepayments made to Shunda and Nitol, which are related parties) during the years ended December 31, 2009, 2010 and 2011, respectively. Bad debts are written off as incurred.

Analysis of allowances for accounts receivable is as follows:

	At December 31,
	2010	2011
Beginning of the year	$4.8	$10.7
Allowances made during the year	5.9	28.2
Write off	—	(4.3)
Closing balance	$10.7	$34.6

Analysis of allowances for other receivables is as follows:

	At December 31,
	2010	2011
Beginning of the year	$11.7	$16.3
Allowances made during the year	7.0	6.0
Recovery	(2.4)	—
Closing balance	$16.3	$22.3

Included within the accounts receivable, there was a EUR 7.8 million ($10.4 million) and $19.5 million balance from investee companies of Global Solar Fund (“GSF Investees”) as of December 31, 2010 and 2011, respectively. Sales to GSF Investees are made with similar sales terms as those offered to third parties and follow the same revenue recognition policy. Total sales to GSF Investees were EUR 91.0 million ($115.8 million), EUR 157.0 million ($197.4 million) and $33.6 million during the years ended December 31, 2009, 2010 and 2011, respectively. The Company conducted a thorough credit review process before agreeing to the credit terms provided to GSF Investees, which process also considered the availability of financing support from Global Solar Fund to its investee companies.

From time to time, the Company enters into accounts receivable factoring agreements with unaffiliated financial institutions. The Company has accounted for these contracts of accounts receivable factoring as sales when the entire credit risk is transferred to the factoring company. Such receivables are excluded from the assets in the Company’s consolidated balance sheets. During 2010 and 2011, the Company sold trade accounts receivable aggregating $332.4 million and $191.2 million and recognized total discounts of $4.0 million and $0.9 million as a component of interest expense in the consolidated statements of operations, respectively. The Company’s ability to sell such receivables to these financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

Other receivables represents non-trade receivables from third parties, net of specific provision for doubtful accounts, such as receivables from a third party leasing company for certain sale and lease back transactions, refundable deposits as bidding guarantees, and other miscellaneous non-trade receivables.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.                  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2010	2011
Cost
Land	$5.2	$4.7
Buildings	392.4	472.6
Leasehold improvements	15.8	17.5
Machinery and equipment	813.0	1,195.6
Furniture, fixtures and electronic equipment	65.5	86.1
Motor vehicles	3.2	4.8
	1,295.1	1,781.3
Accumulated depreciation	(242.9)	(372.8)
	1,052.2	1,408.5
Construction in process	274.0	160.7
Property, plant and equipment, net	$1,326.2	$1, 569.2

Depreciation expense was $58.2 million, $77.5 million and $128.2 million for the years ended December 31, 2009, 2010 and 2011, respectively. Capitalized interest was $9.0 million, $4.9 million and $6.6 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Construction in process primarily represents the construction of the manufacturing plant for printed circuit board industry equipment and wafer processing.

During the third quarter of 2011, as a result of the effects of weakening market conditions on the Company’s forecasts and a sustained, significant decline in the Company’s market capitalization to a level lower than its net book value, the Company concluded that impairment triggering events existed and performed a long-lived asset impairment analysis. Based on the analysis, the Company determined that an impairment was not required as the carrying value of the assets was lower than the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.

Certain long-lived assets were not subject to the long-lived assets impairment analysis as mentioned in the above paragraph, and were evaluated separately due to change of business plans by the Company or abandonment. For the year ended December 31, 2010, the Company recognized an impairment charge on its thin-film equipment of approximately $54.6 million, which was due to the Company’s plan to cease the manufacturing of its amorphous silicon thin film panels as a result of the rapid cost reduction and improving competitiveness of crystalline silicon solar panels  For the year ended December 2011, an impairment charge of $54.6 million, primarily related to the abandonment of certain idle facilities and equipments, was recognized. No impairment charges were recognized during the year ended December 31, 2009.

The Company conducts a significant portion of its operations from leased machinery and equipment in Wuxi and Shanghai and a portion of these arrangements are in the form of sales and leasebacks. The deferred losses from the sales and leaseback arrangements are immaterial. See Note 18, “Capital lease obligations”, for further details.

8.                  INTANGIBLE ASSETS, NET

The following tables present details of the Company’s intangibles assets (in millions):

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Gross
	Carrying	Accumulated
As of December 31, 2011	Amount	Amortization	Net
Acquired technical know-how	$2.3	$(1.9)	$0.4
Acquired technology	9.1	(9.0)	0.1
Acquired customer relationships	35.6	(20.1)	15.5
Other intangible assets	9.8	(8.7)	1.1
Total intangibles assets subject to amortization	56.8	(39.7)	17.1
Trade name	5.9	—	5.9
Total intangible assets, net	$62.7	$(39.7)	$23.0

	Gross
	Carrying	Accumulated
As of December 31, 2010	Amount	Amortization	Net

Acquired technical know-how	$2.3	$(1.8)	$0.5
Acquired technology	41.2	(7.2)	34.0
Acquired customer relationships	33.8	(14.0)	19.8
Other intangible assets	9.7	(2.2)	7.5
Total intangible assets subject to amortization	87.0	(25.2)	61.8
Trade name	94.2	—	94.2
Total intangible assets, net	$181.2	$(25.2)	$156.0

Amortization expense for the years ended December 31, 2009, 2010 and 2011 were $8.2 million, $7.4 million and $13.4 million, respectively.

For each of the next five years, annual amortization expenses of the above intangible assets will be approximately $5.2 million, $3.5  million, $1.7 million, $1.4 million and $5.2 million for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

Most of the Company’s intangible assets, except for intangible assets determined to have indefinite lives and technology related to roof-top PV panels as mentioned in the following paragraph, are part of the asset group that was subject to the impairment test as described in Note 7 “Property, Plant and Equipment, net,” in the third quarter of 2011.

In the third quarter of 2011, the Company determined that the technology related to roof-top PV panels was obsolete and ceased production. The Company will cease sales of such products once the existing inventory has been sold. As a result of the obsolescence of the technology, the entire carrying value of $33.8 million was impaired.

The Company has two indefinite-lived intangible assets, the MSK trade name, which is the product brand marketed in Japan, and the KTL trade name, which is the brand under which the equipment manufactured for the printed circuit board industry are marketed. These two indefinite-lived intangible are not operated as a single asset and are therefore separable from one another.  Accordingly, the Company tested each of the assets for impairment individually. The Company estimated the fair value of the MSK and KTL trade names using discounted cash flows under the income approach.  Use of the income approach requires significant management judgment and estimates, including key assumptions used in forecasts of future operating results, discount rates, and expected future growth rates. In regard to the MSK trade name, as the Company is now focusing on the promotion of its own brand through its MSK subsidiary in Japan, sales of products under the MSK trade name declined 2011 and the Company is

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

forecasting a continued decline as the market becomes more focused on cost rather than premium product differentiation, which is how the MSK brand is positioned. As a result of its analysis, the Company recorded an impairment charge of $91.9 million related to the MSK trade name. In regard to the KTL trade name, the Company continues to manufacture equipment for the printed circuit board industry and generates external revenue, which accounts for less than 2% of the Company’s total sales. The Company did not impair the KTL trade name as its fair value exceeded its carrying amount.

No impairment charges were recognized during the years ended December 31, 2009 and 2010.

9.                  GOODWILL

The carrying amount of goodwill for the years ended December 31, 2010 and 2011 were as follows:

	2010	2011
Beginning of year	$86.1	$278.0
Goodwill acquired during the year	185.4	—
Impairment recorded during the year	—	(281.5)
Translation	6.5	3.5
Ending of year	$278.0	$—

Impairment tests performed in 2009 and 2010 did not result in any adjustments to the carrying value of goodwill.  As of December 31, 2010, the $278.0 million in goodwill primarily represented goodwill allocated from the acquisitions of Suntech Japan in 2006 and Rietech in 2010.

The Company typically performs its annual goodwill impairment test at year-end.  During the third quarter of 2011, as a result of the effects of weakening market conditions on the Company’s forecasts and a sustained, significant decline in the Company’s market capitalization to a level lower than its net book value, the Company concluded that impairment triggering events existed and performed a goodwill impairment analysis.

The Company has one operating segment and one reporting unit. The Company estimated the fair value of its reporting unit using discounted cash flows under the income approach.  Use of the income approach requires significant management judgment and estimates, including key assumptions used in forecasts of future operating results, discount rates, and expected future growth rates. The Company determined the fair value of its reporting unit was less than the carrying value.  Accordingly, the Company performed the second step of the impairment test to determine the implied fair value of goodwill, which required the Company to allocate the fair value of the reporting unit determined in step one to all of the assets and liabilities, including any unrecognized intangible assets, of the reporting unit. The Company determined the implied fair value of goodwill was zero. As a result, the Company fully impaired all of its goodwill, resulting in an impairment charge of $281.5 million. Accumulated goodwill impairment were nil and $281.5 million as of December 31, 2010 and 2011, respectively.

10.               INVESTMENTS IN AFFILIATES

Investments in affiliates are accounted for by equity method of accounting, and consist of the following:

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31,
	2010		2011
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
		(%)		(%)
Shunda(1)	$43.8	36.7	$—	36.7
Global Solar Fund(2)	463.5	86.0	400.9	79.3
Guoxin Suntech(3)	1.8	49.0	1.7	49.0
Zhongjieneng Suntech(4)	1.6	20.0	1.7	20.0
Ningxia Diantou Suntech(5)	2.7	49.0	2.8	49.0
Huadian Ningdong(6)	2.3	40.0	2.3	40.0
Wuxi Sunshine(7)	30.2	40.0	42.1	40.0
Wontech (8)	—	—	0.6	30.0
Azure (9)	N/A	N/A	2.1	20.0
Total	$545.9		$454.2

(1)                              In May 2008, the Company acquired 15.8% equity interest, comprised of convertible preferred stock, in Shunda Holdings Co., Ltd. (Cayman) (“Shunda”) for total cash consideration of $101.9 million. In May 2010, the Company converted all these preferred shares into ordinary shares with the equity interest remaining unchanged. The Company accounts for this investment using the equity method of accounting due to the fact that the Company has significant influence on Shunda’s operations.

In the second quarter of 2010, triggered by multiple debt defaults and burgeoning illiquidity from extensive debt obligations, Shunda’s creditors called outstanding loans due. Shunda immediately underwent a reorganization. As a result, the investment was evaluated for impairment. The Company performed valuations of its investment using both the income and market approaches, which supported an other-than-temporary impairment. As a result of that evaluation, the Company recorded an impairment charge of approximately $90.3 million, including a total write-down of $8.0 million in prepayments. Factors which the Company considered in determining that the investment was other-than-temporarily impaired included the financial condition and near-term prospects of Shunda, whose operations had been significantly impacted due to the liquidity issue, impairing the earnings potential of the investment to the Company.

Due to the challenging conditions in the polysilicon and silicon wafer markets, Shunda shut down the operations of its polysilicon and wafer business since the quarter ended September 30, 2011. In addition, the Company’s influence at Shunda continued to diminish.  As a result, the Company considered the recovery of its investment in Shunda to be remote and recognized an impairment charge of $58.8 million, including a total write-down of $10.8 million in prepayments, in 2011.

(2)                                  In June 2008, the Company acquired 86.0% share equity of Global Solar Fund, S.C.A., SICAR (“GSF”) as a limited partner and committed to contribute total cash consideration of EUR 258.0 million (equivalent of $364.6 million). The general partner of GSF is Global Solar Fund Parners S.ar.l., and Mr. Javier Romero serves as the Category A manager of the general partner. Mr. Romero served as a non-executive representative and sales agent of the Company where he facilitated sales of the PV products in Spain until March 2010. In connection therewith, services he provided included collaborating in the identification of business opportunities, providing support in developing good relations between the Company and customers, introducing the Company’s personnel before representatives of the customers, advising in the preparation and negotiation of offers and contracts, and collaborating with the Company in the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

development of price policies in Spain. GSF is an investment fund created to make investments in private companies that own or develop projects in the solar energy sector. Best (Regent) Asia Group Ltd., a company ultimately held by Dr. Zhengrong Shi, Chairman and CEO of the Company, holds an investment amounting to a 10.67% equity interest in GSF. Dr. Shi and Mr. Stuart Wenham, Chief Technology Officer of the Company, are members of GSF’s board of managers. The Company has a 50% voting interest in GSF and capital calls require the approval of at least one of the Company’s representatives on the board of managers. The Company accounts for its investment in GSF using the equity method of accounting. GSF is subject to investment company accounting under AICPA investment company guidelines, and is accounting for its investments in investee companies at fair value. As such, GSF records its investments at fair value and recognizes changes in the fair value of such investments in earnings. Accordingly, under the equity method of accounting, the Company records its proportionate share of earnings of GSF, which includes the aforementioned changes in fair value, in its consolidated results of operations.

In November 2011, as recognition of Mr. Romero’s contribution to the Company, the Company sold 6.7% of its interests in GSF to affiliate of Mr. Romero, the Category A manager of Global Solar Fund Partners S.a.r.l at a total consideration of €12.2 million ($15.9 million). As a result, the Company’s interests in the share equity of GSF were reduced from 86% to 79.3%, and a loss of $30.7 million was recorded in 2011 in connection with the sale. As part of the share transfer agreement, the Company will meet, on behalf of Mr. Romero, future capital calls linked to the shares transferred for an amount of €7.7 million ($10.0 million).  Of the total consideration of €12.2 million ($15.9 million), €7.7 million ($10.0 million) will be paid by Mr. Romero contingent upon completion of an additional capital call.

The Company’s investment commitment is payable upon capital calls. Investment commitment of the Company amounted to EUR 258.0 million before the sale in Novemember 2011. As of December 31, 2010, the Company had made aggregate capital call payments of EUR 155.7 million ($215.9 million).  No additional capital call payments were made during the year ended December 31, 2011. The Company’s remaining capital call commitment was EUR 102.3 million ($136.7 million) and EUR 94.4  million ($122.6 million) as of December 31, 2010 and 2011, respectively. As of December 31, 2010 and December 31, 2011, GSF had a total of seven investee companies and had made aggregate commitments to such investee companies totaling EUR 22.1 million ($29.5 million) and EUR 9.0 million ($11.7 million), respectively.

(3)                                  In May 2009, the Company established JiangSu Guoxin Suntech Solar Power Generation Co., Ltd. (“Guoxin Suntech”) with a total cash consideration of $1.4 million with a joint venture partner.

(4)                                  In August 2009, the Company established Zhongjieneng-Suntech Shizuishan Solar Power Co., Ltd (“Zhongjieneng Suntech”) with a total cash consideration of $1.4 million with a joint venture partner.

(5)                                  In December 2009, the Company established Ningxia Diantou Suntech Solar Power Co., Ltd. (“Ningxia Diantou Suntech”) with a total cash consideration of $2.6 million with a joint venture partner.

(6)                                  In December 2009, the Company acquired a 40% equity interest in a joint venture, Huadian Ningxia Ningdong Suntech Solar Power Co., Ltd. (“Ningdong Suntech”), for total cash consideration of $2.2 million, of which $0.4 million was paid in 2010 and the remaining $1.8 million was paid in 2011.

(7)                                  In November 2010, the Company acquired a 40% equity interest in a newly established joint venture, Wuxi Sun-shine Power Co., Ltd. (“Wuxi Sunshine”) for total cash consideration of $39.6 million, of which $30.0 million in total was paid in 2010. The remaining $9.6 million was paid in 2011.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8)                                  In November 2010, the Company established Wuxi Wontech Co., Ltd. (“Wontech”) with a joint venture partner.

(9)                                  In December 2011, the company acquired 20% equity shares in Azure Power (Haryana) Private Limited, a company located in New Delhi, India, for total cash consideration of $2.1 million.

11.               LONG-TERM INVESTMENTS

Long-term investments consists of $8.3 million in equity investments accounted for under the cost method, and $1.3 million in investments classified as available-for-sale.

The cost method equity investments are as follows:

	At December 31,
	2010		2011
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
		(%)		(%)
Xi’an Longi(1)	$7.3	4.4	$7.3	4.4
Nitol(2)	40.0	11.5	—	—
Huadian Dongtai Suntech	0.2	10.0	1.0	10.0
Total	$47.5		$8.3

(1)

In May 2008, the Company acquired a 5% equity interest in Xi’an Longi Silicon Material Limited (“Xi’an Longi”) for total cash consideration of $7.3 million. This equity interest was slightly diluted to 4.7% and 4.4% as of December 31, 2009 and 2010, respectively. The Company determined that there was no impairment to this investment for the years ended December 31, 2009, 2010 or 2011.

(2)

In 2008, the Company acquired a 14.0% equity interest in Nitol Solar Limited (“Nitol”) for total cash consideration of $100 million. The Company recorded an impairment of the investment of $60.0 million during the year ended December 31, 2008. The ownership was diluted to 11.5% as of December 31, 2009 and 2010 after a debt restructuring in May 2009.

In September 2011, the Company received notice from lenders to Nitol that such lenders were foreclosing on a security interest securing loans made by such lenders. The security interest consisted of substantially all of the assets of Nitol, including all of Nitol’s manufacturing subsidiary. Thus, the Company’s investment in Nitol was subsequently limited to Nitol’s holding company, while held minimal net assets. The Company considered the recovery of this investment to be remote, and recognized an impairment charge of $50.3 million, comprised of a write-off of $10.3 million in prepayments and $40.0 million in investment.

In March 2008, the Company acquired an 11.7% equity interest in Hoku Scientific Inc. (“Hoku”), a NASDAQ listed company, for total cash consideration of $20.0 million. The Company does not have any voting interest in the investee, and accounted for this investment as available-for-sale. The Company recorded an other-than-temporary impairment of $13.8 million during the year ending December 31, 2008. In December 2009, Tianwei New Energy Holdings Co. Ltd. acquired approximately 33 million shares of Hoku, diluting the Company’s equity interest to approximately 4.19%.  The Company recorded a further other-than-temporary impairment of $5.0 million during the year ended December 31, 2011. Factors which were considered in determining that the investment was other-than-

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

temporarily impaired included the inability of the Company to continue to assert that it would hold the investment until recovery given the significant market changes in polysilicon supply and demand, the decline in the stock price of Hoku Scientific, the lengthy time period for which Hoku’s stock price was been below the Company’s investment cost, and the lack of strong evidence to refute the severity and duration of the decline.

12.              LONG-TERM PREPAYMENTS

Long-term prepayments consist of the following:

	At December 31,
	2010	2011
Warrants granted to supplier C	$95.3	$—
Long-term prepayments to suppliers	117.8	184.3
Others	0.7	0.8
Total	$213.8	$185.1

On July 25, 2006, the Company entered into a 10-year supply agreement with Supplier C, under which the Company has a “take or pay” obligation to purchase the minimum annual quantities over a 10-year period, starting from January 1, 2007, at a fixed price. The Company granted to the supplier a warrant to purchase 7,359,636 ordinary shares of the Company. The exercise price was set at $27.97 per warrant share. This warrant vested on the grant date and was exercisable in five separate 20% annual increments, with the first 20% annual increment being on January 1, 2008. The unamortized outstanding balance was $95.3 million as of  December 31, 2010.

In 2011, the Company terminated the wafer supply agreement with Supplier C and incurred certain costs, including (1) relinquishment of $53 million in prepayments made to Supplier C, and (2)  additional payments of $67 million payable to Supplier C in four equal installments between July 2011 to April 2012. As a result of the termination of the wafer supply agreement, the Company wrote-off the unamortized balance of  the warrant of $91.9 million to cost of revenues during the year ended December 31, 2011.  The Company recognized amortization of warrant costs of $7.6 million, $7.6 million, and $3.4 milion for the years ended December 31, 2009, 2010 and 2011, respectively, which is also included in cost of revenues.

13.               LONG-TERM LOANS TO A SUPPLIER

As part of the supply agreement specified in Note 12, “Long-term Prepayments”, an aggregate amount of $625 million in loans was committed to Supplier C with a drawdown period of eleven years, starting from 2007, as a means of securing the Company’s obligations to the supplier. The supplier was required to use the loan to expand its manufacturing capacity and was required to repay 97% of the prior years’ loan principal over the following two years, 50% in each year. Aggregately, the loan was to be repaid by the supplier, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount). The 3% difference between the loan payment and loan payback was being amortized to cost of revenues over the contract term. Upon termination of the supply agreement in 2011, the Company relinquished the outstanding loan balance of $53 million and recorded a corresponding expense equal to the net of the outstanding loan balance and the unamortized imputed interest balance of $8.4 million in the consolidated statements of operations. Amortized imputed interest income recorded as cost of revenue was $2.4 million, $2.9 million and nil for the years ended December 31, 2009, 2010 and 2011, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.               CONVERTIBLE NOTES

	At December 31,
	2010	2011
2012 Convertible Notes
—Principal amount	$3.8	$3.8
—Unamortized debt discount	—	—
2013 Convertible Notes
—Principal amount	575.0	575.0
—Unamortized debt discount	(76.9)	(43.4)
IFC Convertible Loan
—Principal amount	50.0	50.0
—Unamortized debt discount	(0.8)	(0.7)
Others
—Principal amount	0.5	—
—Unamortized debt discount	—	—
Total	$551.6	$584.7

Description of the 2012 Convertible Notes

In February 2007, the Company issued, in a private placement, $425 million aggregate principal amount of Convertible Senior Notes due February 15, 2012, with an interest rate of 0.25% (“2012 Notes”). Each $1,000 principal amount of the 2012 Notes is initially convertible into 20.5074 American Depository Shares (“ADS”), par value $0.01 per share, at a conversion price of $48.76, subject to adjustment. On the issuance date, February 12, 2007, the initial purchasers exercised their over-allotment option to purchase an additional $75 million of the 2012 Notes, solely to cover over-allotments.  The holders have the right to require the Company to repurchase all or a portion of their notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date. The Company has the right to redeem the 2012 Notes in whole or in part, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest.

The Company calculated the value of the liability component of its 2012 Notes and the 2013 Notes described below at initial recognition using the discount rate adjustment present value technique, which is a form of the income approach. This amount was then deducted from the initial proceeds to arrive at the value of the equity component. The discount rates used in this income approach were the interest rates of similar liabilities that do not have an associated equity component. The Company estimated the interest rates for the 2012 Notes using a benchmark of a basket of comparable companies with publicly traded debt or an index of companies with a similar credit rating. For the 2013 Notes, in addition to the interest rates of comparable companies, the Company also referred to its own 2012 Notes. The estimated interest rates for the 2012 Notes and the 2013 Notes were 8.28% per annum and 9.88% per annum, respectively.

The equity component for the 2012 Notes amounted to $92.0 million. The discount on the liability component is amortized through interest expense from February 2007 to the first put date, or January 2011, using the effective interest method. Amortization of the discount on the liability component amounted to $20.0 million, $1.5 million and nil for the years ended December 31, 2009, 2010 and 2011, respectively.

In 2008 and 2009, the Company repurchased $93.8 million and $181.2 million aggregate principal amount of 2012 Notes for total cash consideration of $61.0 million and $159.6 million, respectively. In 2010, the Company repurchased $221.2 million aggregate principal amount of 2012 Notes at par value. Deferred offering expenses of $8.4 million, $12.2 million and $1.5 million were written off along with the repurchases for the years ended

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2008, 2009 and 2010, respectively. The Company recorded $23.8 million and $9.5 million gain in other income for 2008 and 2009 repurchses, respectively. As of December 31, 2011 there were $3.8 million outstanding principal amount of 2012 Notes.

Description of the 2013 Convertible Notes

In March 2008, the Company issued, in another private placement, $500 million aggregate principal amount of Convertible Senior Notes due March 15, 2013, with an interest rate of 3.0% (“2013 Notes”). Each $1,000 principal amount of the 2013 Notes will be convertible into 24.3153 American Depository Shares, or ADSs, par value $.01 per share, at a conversion price of $41.13 per ADS only under the following circumstances: (1) if the closing price of the Company’s ADSs reaches specified thresholds, (2) if the trading price of the notes falls below specified thresholds, (3) if specified corporate transactions occur or (4) during specified periods, except that in lieu of delivering the Company’s ADSs upon conversion, the Company may elect to deliver cash or a combination of cash and the Company’s ADSs. On the issuance date, March 12, 2008, the initial purchasers exercised their over-allotment option to purchase an additional $75 million of the 2013 Notes, solely to cover over-allotments.

The 2013 Notes are senior unsecured obligations and rank equally with all of the Company’s existing and future senior unsecured indebtedness. The 2013 notes are effectively subordinated to all of the Company’s existing and future secured indebtedness and all existing and future liabilities of the Company’s subsidiaries, including trade payables. Interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2008.

The equity component for the 2013 Notes amounted to $140.7 million and is being amortized through interest expense from March 2008 to the maturity date, or February 2013, using the effective interest method. Amortization of the discount on the liability component amounted to $27.5 million, $30.4 million and $33.5 million during the years ended December 31, 2009, 2010 and 2011, respectively.

Description of the IFC Convertible Notes

In June 2009, the Company entered into a $50 million convertible loan arrangement with International Financial Corporation (“IFC”), a member of the World Bank Group, to support the Company’s transition to the high efficiency Pluto technology and debt refinancing requirements. The convertible loan has a fixed rate coupon of 5.0% per annum payable on June 15 and December 15 in each year. If not converted, the loan will be repayable in full seven years after the date of drawdown (“Maturity Date”), which was July 2009. The conversion price of the loan is $18.00 per ADS (“Conversion Rate”). IFC may, at its option, convert the loan in whole or in part, at any time prior to the Maturity Date, into ADSs at the Conversion Rate.

15.               BANK BORROWINGS

	At December 31,
	2010	2011
Bank borrowings	$1,564.1	$1,706.7
Analysis as:
Short-term	1,339.1	1,486.7
Long-term, current portion	61.7	86.7
Subtotal	1,400.8	1,573.4
Long-term portion	163.3	133.3
Total	$1,564.1	$1,706.7

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011, the principal maturities of debt are as follows, which includes the 0.25% Convertible Senior Notes of $3.8 million due 2012 and the 3.00% Convertible Senior Notes of $575.0 million due 2013.

Maturity	Amount
2012	$1,577.2
2013	533.5
2014	130.3
2015	0.3
2016	49.7
Total	$2,291.4

The Company’s bank borrowings bore an annual average interest rate of 4.88% and 4.48% for short-term borrowings and 4.58% and 3.56% for long-term borrowings in 2010 and 2011, respectively. These loans were borrowed from various financial institutions. A total amount of $30.6 million of these loans are restricted to purchase fixed assets as of December 31, 2011. Some borrowings contain financial covenants, such as maintaining a certain level of current ratio, quick ratio and liability to asset ratio, and all of the covenants were met as of December 31, 2011 except for (1) the Company announced significant impairment to assets after the withdrawal, which result in the breach of covenant related to one of its bank borrowings as of December 31, 2011; (2) for one of the non-significant subsidiaries of the Company, the ratio of total liabilities versus total assets did not meet the covenant  of one of its bank borrowings as of December 31, 2011.  The breach has no financial statement effect as the borrowings have already been classified as short-term. None of the facilities contain specific renewal terms but the Company has traditionally negotiated renewal of certain of the facilities shortly before they mature. A summary of the Company’s material borrowing arrangements is as follows:

In January 2011, the Company entered into a three year credit loan facility agreement with China Development Bank. Such facility has a maximum amount of $130 million, which can only be used for working capital. It bears interest of LIBOR plus 292BP. The Company has drawn down $130 million as of December 31, 2011.

In July 2011, the Company entered into a one and a half year credit facility agreement with Bank of China. The facility has a maximum borrowing amount of $436.5 million (CNY 2,750 million), including $7.14 million (CNY 45 million) for working capital and $429 million (CNY 2,705 million) for trade finance. The facility bears interest at 6.56%. The Company has drawn down $7.14 million (CNY 45 million) for working capital and $359 million (CNY 2,261.6 million) for trade finance as of December 31, 2011.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.               OTHER FINANCIAL ASSETS/LIABILITIES

Following are the outstanding notional balances and the estimated fair value of the Company’s foreign-currency forward exchange contracts as of December 31, 2010 and 2011:

	As of December 31,
	2010		2011
	Notional	Estimated	Notional	Estimated
	Amount	Fair Value	Amount	Fair Value
Foreign exchange forward contracts:
Deliverable contracts:
Qualify for cash flow hedge	$628.2	$(22.4)	$401.8	$36.8
Not qualify for cash flow hedge	1,411.2	(18.3)	455.7	(6.5)
Non deliverable contracts	18.0	(0.1)	—	—
Non deliverable options	120.0	0.1	—	—
Total foreign-currency exchange forward contracts	$2,177.4	$(40.7)	$857.5	$30.3
Other financial assets are classified as:
Current		$15.4		$37.4
Non-current		—		—
		$15.4		$37.4
Other financial liabilities are classified as:
Current		(56.1)		(7.1)
Non-current		—		—
		(56.1)		(7.1)
Total		$(40.7)		$30.3

The Company recorded foreign-currency forward exchange losses not under hedge accounting of $8.0 million, $49.8 million and $93.0 million in other income (expense) net for the years ended December 31, 2009, 2010 and 2011, respectively. The Company qualified for cash flow hedge accounting for a portion of the forward contracts entered into in 2010 and 2011 with a total notional amount of $628.2 million and $401.8 million, respectively. A total amount of $19.0 million unrealized loss associated with those forward contracts entered into in 2010 recorded in other comprehensive income as of December 31, 2010 was settled in 2011 and then recognized in other income (expense) net. A total amount of $50.3 million unrealized gain associated with forward contracts entered into in 2011 was recorded in other comprehensive income as of December 31, 2011 and will be settled and recognized in other income (expense) net in 2012.

17.               ACCRUED WARRANTY COSTS

The movement of the Company’s accrued warranty costs is summarized below:

	For the Years Ended December 31,
	2010	2011
Beginning balance	$55.2	$81.0
Warranty provision	28.8	31.2
Warranty costs incurred	(3.0)	(18.2)
Translation	—	0.1
Ending balance	$81.0	$94.1

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.               CAPITAL LEASE OBLIGATIONS

The Company conducts a major part of its operations under leased machinery and equipment in Japan, and part of its operations under leased plants in China. The Company has entered into leases for building, machinery and equipment with payment terms varying from three to 12 years. All of the leases of building, machinery and equipment are classified as capital leases and expire over the next 12 years. The following is an analysis of the leased property under capital lease by major classes:

December 31,
2011
Building	$97.8
Machinery and equipment	54.5
Furniture, fixtures and equipment	7.4
Total	159.7
Less: Accumulated depreciation	(17.1)
Total	$142.6

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2011:

At December 31, 2011
2012	$36.8
2013	43.5
2014	7.0
2015	57.9
2016	7.0
Later years	25.8
Total minimum lease payments	178.0
Less: Amount representing interest	(24.2)
Present value of net minimum lease payments	$153.8
Analysis as:
Current	36.8
Non-current	141.2
$178.0

The above capital lease obligations are included in other current liabilities and other long-term liabilities in the consolidated balance sheets.

19.               MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a)                China Contribution Plan

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on a certain percentage of the employees’ salaries. The total

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contribution for such employee benefits was $6.5 million, $22.5 million and $20.3 million for the years ended December 31, 2009, 2010 and 2011, respectively. The Company has no further obligations subsequent to payment of these amounts to the PRC government.

(b)               Statutory Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Company in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an appropriation of 10% of after tax profit until the accumulative amount of such reserves reaches 50% of its registered capital (in accordance with relevant PRC Company Law and regulations and the Articles of Association of the Company’s PRC subsidiaries); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The appropriation made by the Company’s PRC subsidiaries in 2009, 2010 and 2011 was $30.7 million, $0.5 million and $7.9 million, respectively.

20.               SHARE OPTIONS AND RESTRICTED SHARES

In April 2005, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company to provide grants of share-based compensation as incentives and rewards to encourage employees, officers, consultants and directors in the long-term success of the Company. As of December 31, 2011, options to purchase up to 18.5 million ordinary shares are authorized under the Option Plan. Share options are granted to employees at exercise prices equal to the fair market value of ordinary shares on the date of grant and have a term of five years. Generally, share option grants to employees vest over three years from date of grant while certain options granted vest immediately. Restricted shares are granted to employees at exercise prices equal to zero and generally vest over one to five years. The Company issues new shares of common stock upon the issuance of restricted stock and the exercise of stock options. As of December 31, 2011, options to purchase 16.8 million ordinary shares were granted under the Option Plan.

Share-based compensation cost was approximately $6.6 million, $14.9 million and $12.5 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Options to Employees and Non-employees

A summary of the option activity and information regarding options outstanding as of December 31, 2011 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
	(In millions, except price and contract life data)
Options outstanding on January 1, 2011	3.9	8.9673
Forfeited	(0.4)	13.4568
Exercised	(0.4)	6.9220
Options outstanding on December 31, 2011	3.1	8.5833	3.8 years	—
Options vested at December 31, 2011	3.1	8.5833	3.8 years	—
Options exercisable at December 31, 2011	3.1	8.5833	3.8 years	—

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No options were granted to employees during the years ended December 31, 2010 or 2011.

Total intrinsic value of options exercised for the years ended December 31, 2009, 2010 and 2011 was $2,151,515, $764,452 and $624,624, respectively.

As of December 31, 2011, as all outstanding options are vested, there is no unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Option Plan.

Restricted Shares to Employees

The Company granted 1.6 million, 1.6 million and 0.2 million restricted shares during the years ended December 31, 2009, 2010 and 2011, respectively, with an aggregate grant-date fair value of approximately $21.8 million, $13.2 million and $1.9  million, respectively. During the years ended December 31, 2009, 2010 and 2011, 142,605, 707,051 and 454,538 shares of restricted stock were vested with a total grant date fair value of $3.8 million, $10.7 million and $5.7 million, respectively.

These shares were granted in anticipation of services to be provided during the respective vesting periods. The Company recorded the fair value of unvested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period. Until vested, the restricted shares are not transferable and may not be sold, pledged or otherwise transferred.

The following table summarizes the activity of unvested restricted stock shares during the year ended December 31, 2011:

	Number of Restricted Shares	Weighted Average Fair Value at Grant Date
	(In millions, except price data)
Unvested at January 1, 2011	3.7	$12.30
Granted	0.2	8.27
Vested	(0.5)	12.50
Forfeited	(0.1)	13.73
Unvested at December 31, 2011	3.3	12.11

As of December 31, 2011, there was $15.6 million of total unrecognized compensation cost related to unvested restricted shares to be recognized over a weighted-average period of 3.1 years.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.                                              OTHER INCOME(EXPENSE)

	Year Ended December 31,
	2009	2010	2011
Government grants	$0.7	$1.2	$2.0
Loss on financial derivatives	(8.0)	(49.8)	(93.0)
Convertible notes repurchase gain	9.5	—	—
Investment impairment losses	—	—	(45.0)
Others	0.4	0.9	2.9
	$2.6	$(47.7)	$(133.1)

22.                                              TAX EXPENSE

The tax (expense) benefit comprises:

	Year Ended December 31,
	2009	2010	2011
Current Tax	$(8.5)	$(64.2)	$(25.7)
Deferred Tax	6.0	40.4	72.9
	$(2.5)	$(23.8)	$47.2

The tax effect on discontinued operations was nil for the years ended December 31, 2009, 2010 and 2011.

Suntech Power is a tax exempted company incorporated in the Cayman Islands.

Power Solar BVI and Bright Path are tax exempted companies incorporated in the BVI.

Suntech Japan is subject to Japan’s corporate (national), inhabitants and enterprise (local) taxes which, when aggregated, result in a normal effective statutory tax rate of approximately 41%.

Suntech Power International Ltd is located in Schaffhausen, Switzerland, which is outside of Zurich, and is subject to a formal federal corporate income tax of approximately 7.83%. However, Suntech Power International Ltd has a tax ruling with the federation, and, as a result of this tax ruling, the effective federal tax rate in 2011 for Suntech Power International Ltd would have been 3.52% had it been profitable.

Suntech America is subject to US federal corporate income tax rate of 35% and California’s income tax rate of approximately 9%.

Kuttler is incorporated in Germany and is subject to a 30% corporate tax rate.

Wuxi Suntech is governed by the PRC Enterprise Income Tax Laws (“the EIT Law”). Wuxi Suntech renewed its “High and New Technology Enterprise” (“HNTE”) status with the relevant tax authorities on December 1, 2011. It is entitled to a preferential tax rate of 15% for another three years from 2011 to 2013. Whether Wuxi Suntech can be qualified for HNTE afterwards is uncertain, therefore, the Company calculated the deferred tax to be realized in and after 2014 using the tax rate of 25%. If Wuxi Suntech can renew the title of HNTE on September 24, 2014 and afterwards, the deferred tax asset will decrease by $14.5 million.

Luoyang Suntech is located in Luoyang’s High and New Technology Zone and is subject to a 25% statutory income tax rate. As a manufacturing oriented Foreign Invested Enterprise (“FIE”), it is exempt from income taxes for its first two profitable years of operation after taking into account any tax losses carried forward from prior years (from 2007 to 2008), and a 50% tax deduction for the succeeding three years thereafter (from 2009 to 2011). Luoyang Suntech renewed its preferential tax treatment as a HNTE with the tax rate of 15% with the relevant tax authorities on December 30, 2011. The applicable tax rate of 15% will be effective for 2 years from 2012 to 2013.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shenzhen Suntech is located in the Shenzhen Special Zone and was established before the promulgation date of the new Enterprise Income Tax Law (“EIT Law”) and was entitled to a preferential lower tax rate of 15%. Shenzhen Suntech was provided a five-year transition period starting from the effective date of the EIT Law, which was Jannuary 1, 2008. 2008 was the first transition year and the uniform tax rates in 2008, 2009, 2010 and 2011 were 18%, 20%, 22% and 24%, respectively.

SEE is incorporated in China and subject to an income tax rate of 25%.

Kuttler Automation Systems (Suzhou) Co., Ltd is in China and was approved as a HNTE in December 2009. As a result, it was entitled to a preferential enterprise income tax rate of 15% from 2009 to 2011. As of the date of this annual report, it is in the process of applying for the renewal of its “HNTE” certificate.

ZJ Rietech is located in Yangzhong Economic Development Zone and was approved as a HNTE on November 8, 2011, which will be effective for three years from fiscal year 2011 to fiscal year 2013.

YZ Rietech and ZJ Rende is incorporated in China and subject to an income tax rate of 25%.

Uncertain tax positions

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. From inception to 2011, the Company, excluding the US subsidiaries, is subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial for the years ended December 31, 2009, 2010 and 2011.

The U.S. subsidiary’s federal income tax returns and Maryland state income tax returns for 2009 through 2011 are open tax years, subject to examination by the relevant tax authorities.

The company’s unrecognized tax benefit and related additional liabilities are insignificant for the years ended December 31, 2009, 2010 and 2011.

The principal components of the deferred income tax assets and liabilities are as follows:

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31,
	2010	2011

Net loss carried forward	$28.7	$48.0
Accrued warranty costs	17.0	20.8
Depreciation of property, plant and equipment	3.3	8.5
Impairment of long-lived assets	14.1	16.9
Provision for inventories and purchase commitments	3.9	29.6
Provision for pension	1.3	0.2
Government grant	2.2	2.3
Pre-operating expense	0.1	0.1
Sales commission fee	1.1	3.0
Accrued other expenses	5.1	5.3
Unrealized investment gain	(4.7)	0.9
Accrued payroll	5.9	3.8
Intangible assets	(55.7)	(0.4)
Unrealized fair value adjustments	6.1	(5.4)
Others	2.4	2.2

Total deferred tax assets	30.8	135.8
Valuation allowance	(23.8)	(64.8)

Net deferred tax assets	$7.0	$71.0

Deferred tax assets/(liabilities) are analyzed as:
Current	$22.6	$21.4
Non-current	(15.6)	49.6

Total	$7.0	$71.0

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. The Group has net operating losses of $276.0 million as of December 31, 2011, which will expire between 2012 and 2016.

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company certified that the undistributed earnings of

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Group’s PRC subsidiaries of $205.7 million as of December 31, 2011 is permanently reinvested, therefore, no provision for PRC dividend withholding tax has been provided thereon.

The effective income tax rate differs from the PRC enterprise income rate of 25% for the reason set forth as follows:

	Year Ended December 31,
	2009	2010	2011
PRC enterprise income tax	25%	25%	25%
Effect of tax holiday and incentive	(11)%	(46)%	0%
Effect of tax in foreign jurisdiction	19%	96%	(17)%
Other expenses not deductible for tax purpose	5%	18%	(1)%
Other income not taxable	(2)%	(2)%	—
Tax exemption and tax relief granted to the Company	(34)%	(39)%	—
Deferred tax effect due to tax rate change	1%	(9)%	—
Valuation allowance	—	(7)%	(4)%
Others	—	—	1%
Effective income tax rate	3%	36%	4%

The aggregate amount and per share effect of tax holidays are as follows (in millions, except per share data):

	Year Ended December 31,
	2009	2010	2011
The aggregate dollar effect	$31.9	$27.2	$(8.1)

Per share effect — basic	$0.19	$0.15	$(0.05)
Per share effect — diluted	$0.19	$0.15	$(0.05)

23.                                              RELATED PARTY TRANSACTIONS AND BALANCES

Due to the significant impact of the transactions between the Company and Investee Companies of GSF on the financial statements, the Company has separately disclosed the transaction amount and balance with them in the face of consolidated financial statement and Note 6, “Account receivable and other receivable”. Other than this, the Company has the following related party transactions.

The balances due from related parties are primarily from operating activities including prepayments for material procurement and module sales.. The balances are as follows:

	At December 31
	Current		Non-current
	2010	2011	2010	2011
Amounts due from related parties
Shunda	$7.8	$—	$—	$—
Xi’an Longi	1.9	—	15.5	—
Nitol	1.0	—	9.2	—
Hoku	—	0.3	2.0	1.9
Asia Silicon *	15.0	3.4	67.4	65.7
Ningxia Zhongjieneng	1.1	0.3	—	—
Huadain Ningdong	—	3.2	—	—
Ningxia Diantou	—	3.5	—	—
Wuxi Sunshine	24.2	50.8	—	—
Jiangsu Dongtai	3.6	4.8	—	—
Suntech Macao	0.1	0.1	—	—
Wuxi Wontech	0.1	—	—	—
Infigen Suntech Australia	0.3	1.3	—	—
	$55.1	$67.7	$94.1	$67.6

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Analysis of allowances for amounts due from related parties is as follows:

	At December 31,
	2010	2011
Beginning of the year	$—	$8.0
Allowances made during the year	8.0	21.1
Write off	—	—
Closing balance	$8.0	$29.1

Balances due to related parties are from operating activities including payables for purchases of materials, advance from customers for module purchase and advances from senior management. The advances from senior management are unsecured, interest free and have no fixed repayment terms. The balances due are as follows:

	At December 31
	2010	2011
Amount due to related parties
Shunda	$2.1	$—
Senior management	0.5	0.4
Xi’an Longi	4.1	51.4
Asia Silicon *	77.7	82.5
Huadian Ningdong	2.8	—
Wuxi Sunshine	6.7	0.1
	$93.9	$134.4

Related Party Transactions

Other than the transactions with Investee Companies of GSF, as mentioned above, the Company has the following related party transactions:

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Transaction	Year Ended December 31,
Name of Related Party	Nature	2009	2010	2011
Shunda	Purchases	$118.3	$167.6	$10.9
	Sales	$6.9	$—	$—
Glory	Purchases	101.0	72.1	—
	Sales	11.3	8.9	—
Xi’an Longi	Purchases	75.6	243.9	131.1
	Sales	10.8	4.6	—
Nitol	Purchases	0.2	0.8	—
Guoxin Huai’an	Sales	2.1	3.1	0.1
Ningxia Diantou	Sales	7.1	1.2	0.4
Jiangsu Dongtai	Sales	—	—	11.7
Ningxia Zhongjieneng	Sales	20.2	14.6	—
Ningxia Huadian	Sales	5.9	17.1	0.8
Jiangsu Huadian	Sales	N/A	23.4	—
Asia Silicon *	Purchases	—	76.9	92.3
Wuxi Sunshine	Sales	N/A	6.7	4.0
	Purchases	N/A	5.9	263.8
Total	Purchases	$295.1	$567.2	$450.2
	Sales	$64.3	$79.6	$17.0

*                 Asia Silicon is still deemed a related party to the Company as of December 31, 2011 as affiliates of Dr. Shi are the largest shareholders in Asia Silicon, even though the Company disposed of this investment in 2010.

24.                                              COMMITMENTS AND CONTINGENCIES

a)                                                      Operating lease commitments

The Company has operating lease agreements for its office properties. Such leases have remaining terms ranging from 12 to 24 months and are renewable upon negotiation. Lease expense was $3.5 million, $4.3 million and $3.5 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2011 are as follows:

Twelve Months Ending December 31:
2012	$1.3
2013	1.1
2014	1.0
2015	0.7
2016 and forward	0.6
Total	$4.7

b)                                                      Commitments

As of December 31, 2011, commitments outstanding for the purchase of property, plant and equipment approximated $8.6 million, the majority of which will be fulfilled in 2012. The Company entered into several short-term purchase agreements, other than those long-term obligations disclosed in c), with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2011, future minimum purchases remaining under these agreements approximated $60.0 million.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c)             Long-term obligation

In order to secure adequate and timely supply of polysilicon and silicon, the Company entered into a number of multi-year supply agreements from 2006 through 2011.

A portion of the Company’s multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice the Company for the full purchase price of polysilicon or silicon wafers the Company is obligated to purchase each year at predetermined prices, whether or not the Company actually orders the required volume.  Purchase obligations under “take or pay” arrangements are as follows (in millions):

Twelve Months Ending December 31:
2012	242.2
2013	229.0
2014	175.3
2015	199.3
Thereafter	537.6
Total	$1,383.4

In addition to “take or pay” arrangements, future minimum obligations under other long-term supply agreements, for which prices are generally negotiated annually, are as follows (based on market prices as of December 31, 2011):

Twelve Months Ending December 31:
2012	311.1
2013	485.7
2014	269.9
Thereafter	2,019.5
Total	$3,086.2

Legal matters

The Company is a party to legal matters and claims that are normal in the course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material effect on our financial position, results of operations or cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

The Company’s subsidiary, Suntech Japan, is the defendant in litigation involving a competitor claiming approximately EUR16.4 million ($21.3 million) from alleged breach through 2008 of a solar cell supply contract. In May 2011, the competitor increased its claim amount by an additional EUR 4.1 million ($5.0 million). In November 2011, the German trial court ruled in favor of the competitor. The court ordered Suntech Japan to pay the competitor Euro 14.0 million ($18.2 million) plus interest and is liable for 80% the competitor’s legal expenses.  The Company has accrued a liability of $17.5 million for this matter based on the court ruling, partially offset by the estimated fair value of solar cells Suntech Japan is entitled to receive as part of the EUR 14.0 million settlement.  The Company believes that the likelihood of actual payments exceeding the accrued liability of $17.5 million is remote. In February 2012, Suntech Power Japan Corporation appealed the ruling.  In April 2012, the competitor filed a petition for insolvency, which by operation of law, the insolvency administrator will decide whether to continue with these proceedings.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In October 2011, a trade action was filed with US governmental agencies in Washington, DC, alleging that imports of crystalline silicon photovoltaic cells and modules from China were sold at less than fair value and unfairly subsidized in violation of US antidumping and countervailing duty laws. The Company was identified as one of several Chinese exporters of these products to the US market and its US affiliate as one of the US importers. Violations of these laws can result in the retroactive imposition of significant additional duties on imports of these products from China. On March 20, 2012, the US Department of Commerce’s preliminary determination of countervailing duties stipulated a Company-specific rate of 2.90%, which may be applied retroactively 90 days from March 26, 2012 (Federal Register notice date).  The Company believes that this prelimary determination does not have significant impact on the Company’s consolidated financial statements for the year ended December 31, 2011.

d)                                                   Guarantee to GSF investee companies

In May 2010, a third party financial institution granted a debt facility of approximately EUR554.2 million to the GSF investee companies for which the Company provided a guarantee. GSF Capital Pte Ltd., the parent of the general partner of GSF and an unrelated party, offered to pledge a total amount of EUR560.0 million in German Government Bonds as security for the Company’s obligations under the guarantee.

The German Government Bonds that are pledged are registered in the name of, and held by, GSF Capital Pte Ltd. The Company has entered into a pledge agreement with GSF Capital Pte Ltd. with respect to the German Government Bonds pursuant to which the Company has the right (among other things), in the event any amounts owed under the project financing facility guaranteed by the Company are not paid by the GSF investee company, to exercise the power to sell or otherwise dispose of the German Government Bonds without further notice to GSF Capital Pte Ltd., and apply the proceeds thereof towards the satisfaction of the secured liabilities. The fair value of the debt guarantee was approximately USD2 million as of the effective date of this guarantee. This debt guarantee is recorded as part of the investment in Global Solar Fund, see “Note 10, Investments In Affiliates”, and will be amortized into equity in net earnings (loss) of affiliates through the term of the guarantee. The carrying amount of the guarantee was $1.8 million as of December 31, 2011.

25.               SEGMENT INFORMATION

The Company operates in a single business segment that includes the design, development and manufacture of PV products. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2009	2010	2011
Europe:
— Germany	$701.8	$818.5	$631.0
— Spain	61.1	86.5	44.6
— Italy	200.1	473.9	150.6
— France	108.4	223.0	239.0
— Benelux	—	—	132.5
— Others	182.1	315.8	232.1
Europe Total	1,253.5	1,917.7	1,429.8
United States	160.4	443.3	723.7
China	75.7	154.0	371.6
Australia	33.5	120.0	136.4
Japan	81.6	134.2	143.9
Others	88.6	132.7	341.2
Total net revenues	$1,693.3	$2,901.9	$3,146.6

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the Company’s allocable long-lived assets, including property plant and equipment, certain intangible assets, long-term investments, long-term prepayment, long-term loan to suppliers, long-term deferred expenses, long-term amount due from related parties and other non-current assets, by geographic locations:

	As of December 31,
	2010	2011
China	$1,530.4	$1,684.0
Japan	$133.7	$8.3
Europe	$105.0	$202.8

26.               MAJOR CUSTOMERS

No customer accounted for more than 10% of total revenue in the years ended December 31, 2009, 2010 and 2011.

The customer holding the largest accounts receivable represents 5% and 7% of the total accounts receivable at December 31, 2010 and 2011, respectively. The customer holding the second largest accounts receivable balance represents 4% and 6% of the accounts receivable balance at December 31, 2010 and 2011, respectively.

27.               DISCONTINUED OPERATIONS

The Company voluntarily liquidated CSG Solar AG (“CSG”), a subsidiary of the Company dedicated to the research and development of specialized crystalline silicon thin film technology, during the year ended December 31,2011. The Company does not expect to receive any proceeds from the liquidation. On June 21, 2011, an administrator was assigned by the court to find possible solutions to save all or parts of CSG in the interest of the employees and the creditors. The Company was restricted from accessing CSG resources and has been treated as a creditor since then. The Company recorded the $14.1 million carrying value of the consolidated net assets in CSG as a loss from discontinued operations. CSG did not generate any revenue as it was a research and development center. Net losses of CSG were insignificant during the years ended December 31, 2009, 2010, and 2011.

28.               RESTRICTED ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their related earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advance, which restricted portion amounted to $619.3 million as of December 31, 2011. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 19.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.               SUBSEQUENT EVENTS

On January 3, 2012, the Company granted 2,850,000 restricted shares to certain employees.  Of the 2,850,000 restricted shares granted, 50,000 restricted shares vested on January 3, 2012, 560,000 restricted shares will vest ratably on January 3 of each of the following five years.

On March 20, 2012, the Department of Commerce of the United States announced its affirmative preliminary determination in the countervailing duty (“CVD”) investigation of imports of crystalline silicon photovoltaic cells from the People’s Republic of China, regardless of whether it has been assembled into modules or solar cells. Wuxi Suntech, as a mandatory respondent, received a preliminary CVD of 2.9%. As a result of this preliminary determination, the Department of Commerce will instruct U.S. Customs and Border Protection to collect a cash deposit or bond based on these preliminary rates, which is applicable to all entries of Chinese modules or solar cells made within 90 days prior to the preliminary determination date.

Additional Information — Financial Statement Schedule I

SUNTECH POWER HOLDINGS CO., LTD.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31,
	2010	2011
	(In millions, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$14.8	$19.2
Restricted cash	27.9	—
Other current assets	0.3	0.4
Total current assets	43.0.	19.6
Amounts due from related parties	1,490.4	1,522.6
Investments in affiliates and subsidiaries	1,051.3	411.8
Long-term prepayments	95.3	—
Long-term loans to suppliers	53.0	—
Restricted cash — non-current	—	21.7
Other non-current asset	—	5.4
TOTAL ASSETS	$2,733.0	$1,981.1

LIABILITIES AND EQUITY
Current liabilities:
Amounts due to related parties	$306.0	$400.9
Current portion of convertible notes	—	3.8
Other current liabilities	5.9	47.2
Total current liabilities	311.9	451.9
Convertible notes	551.2	580.9
Other non-current liabilities	2.2	1.9
Total liabilities	865.3	1,034.7
Equity:
Ordinary shares, par value $0.01, 500,000,000 shares authorized, 180,071,575 and 180,839,781 shares issued, respectively	1.8	1.8
Additional paid-in capital	1,134.8	1,148.0
Retained earnings	653.6	(365.0)
Other comprehensive reserve	77.5	161.6
Total equity	1,867.7	946.4
TOTAL LIABILITIES AND EQUITY	$2,733.0	$1,981.1

FINANCIAL INFORMATION OF PARENT COMPANY

INCOME STATEMENT

	Years Ended December 31,
	2009	2010	2011
	(In millions, except per share data.)
Cost of revenues	$9.9	$10.5	$95.3
Selling expenses	—	—	2.1
General and administrative (income) expense, net	(0.5)	(0.5)	122.2
Research and development expenses	0.8	0.2	0.9
Total operating expenses	0.3	(0.3)	125.2
Loss from operations	(10.2)	(10.2)	(220.5)
Interest expense	(66.6)	(51.9)	(56.7)
Interest income	4.7	2.0	0.1
Other income (expense), net	11.9	(7.5)	(6.9)
Loss before income taxes, and equity in earnings (loss) of affiliates	(60.2)	(67.6)	(284.0)
Tax (expense) benefit	—	—	—
Equity in earnings (loss) of affiliates, net of taxes	145.8	304.5	(734.6)
Net income (loss) attributable to holders of ordinary shares	$85.6	$236.9	$(1,018.6)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Ordinary Shares		Additional Paid-in	Retained	Other Comprehensive	Total STP Stockholders’
	Number	$	Capital	Earnings	Income	Equity
	(In millions, except per share data.)
Balance at January 1, 2009	155.9	$1.56	$829.8	$331.1	$63.4	$1,225.9
Comprehensive income:
Net income	—	—	—	85.6	—	85.6
Foreign currency translation adjustments and others	—	—	—	—	(3.3)	(3.3)
Net realized gain under cash flow hedge	—	—	—	—	4.8	4.8
Total comprehensive income						87.1
New issuance of ADS	23.0	0.23	276.9	—	—	277.1
Exercise of stock options and restricted shares	0.3	0.01	1.4	—	—	1.4
Share-based compensation	—	—	6.6	—	—	6.6
Balance at December 31, 2009	179.2	$1.8	$1,114.7	$416.7	$64.9	$1,598.1
Comprehensive income:
Net income	—	—	—	236.9	—	236.9
Foreign currency translation adjustments and others	—	—	—	—	31.6	31.6
Net realized gain under cash flow hedge	—	—	—	—	(19.0)	(19.0)
Total comprehensive income						249.5
Exercise of stock options and restricted shares	0.8	—	0.8	—	—	0.8
Share-based compensation	—	—	14.9	—	—	14.9
Noncontrolling interest acquisition and capital injection	—	—	4.4	—	—	4.4
Balance at December 31, 2010	180.0	$1.8	$1,134.8	$653.6	$77.5	$1,867.7
Comprehensive (loss) inocme
Net loss	—	—	—	(1,018.6)	—	(1,018.6)
Foreign currency translation adjustments and others	—	—	—	—	33.9	33.9
Net realized gain under cash flow hedge	—	—	—	—	50.3	50.3
Total comprehensive loss						(934.4)
Exercise of stock options and restricted shares	0.8	—	2.2	—	—	2.2
Share based compensation	—	—	12.5	—	—	12.5
Noncontrolling interest acquisition and capital injection	—	—	(1.5)		(0.1)	(1.6)
Balance at December 31, 2011	180.8	$1.8	$1,148.0	$(365.0)	$161.6	$946.4

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2010	2011
	(In millions)
Operating activities:
Net income (loss)	$85.6	$236.9	$(1,018.6)
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of debt discount	47.5	32.0	33.5
Gain on convertible notes repurchase	(9.5)	—	—
Amortization of warrant	7.6	7.6	3.4
Write-off of unamortized warrants cost for MEMC	—	—	91.9
Equity in loss (earnings) of affiliates	(145.8)	(304.5)	734.5
Gain on short-term investments	(0.8)	—	—
Gain on financial derivatives, net	(0.8)	(0.1)	(3.2)
Imputed interest income for loan to suppliers and long-term prepayment to suppliers	(1.2)	(1.2)	—
Amortization of imputed interest income	3.5	2.8	—
Changes in operating assets and liabilities:
Amounts due from related parties	(43.5)	(137.3)	(32.2)
Advances to suppliers	(0.3)	—	(0.1)
Other current assets	0.1	—	—
Interest free loans to suppliers	16.7	0.4	53.0
(Increase) decrease in non-current assets	—	—	(5.4)
Other payables	(2.9)	(0.5)	35.3
Amounts due to related parties	25.1	118.5	94.9
Other long-term liabilities	2.6	—	(0.2)
Net cash used in operating activities	(16.1)	(45.4)	(13.2)
Investing activities:
Purchase of investment securities	(200.0)	(20.0)	—
Net (payments) proceeds from redemption of financial derivatives	(0.3)	(2.3)	9.2
Other net proceeds from investments	—	200.8	—
Decrease (increase) in restricted cash	20.3	(27.9)	6.2
Net cash (used in) provided by investing activities	(180.0)	150.6	15.4
Financing activities:
Proceeds from exercise of stock options	1.4	0.7	2.2
Gross proceeds from issuance of ordinary shares	287.5	—	—
Offering expense incurred	(10.4)	—	—
Proceeds from issuance of convertible notes	50.0	—	—
Payment of convertible notes issuance expenses	(0.9)	—	—
Payment of convertible notes repurchase	(159.6)	(221.2)	—
Net cash provided by (used in) financing activities	168.0	(220.5)	2.2
Net (decrease) increase in cash and cash equivalents	(28.1)	(115.3)	4.4
Cash and cash equivalents at the beginning of the year	158.2	130.1	14.8
Cash and cash equivalents at the end of the year	$130.1	$14.8	$19.2

Additional Information — Financial Statement Schedule I

Suntech Power Holding Co., LTD.

Note to Schedule I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Suntech Power’s consolidated and unconsolidated subsidiaries not available for distribution to Suntech Power as of December 31, 2011 of $619.3 million exceeded the 25% threshold. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

*   *   *   *   *